Exhibit 99.1: Interim Report followed by Non-consolidated statements

INTERIM REPORT

(for The 37th Fiscal Year: From January 1, 2004 to June 30, 2004)

THIS IS A TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

INTERIM REPORT

(for The 37th Fiscal Year: From January 1, 2004 to June 30, 2004)

     To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the INTERIM REPORT for the 37th Fiscal Year in accordance with the item 2 of Article 186 of Securities & Exchange Law.

Ku-Taek Lee
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Jae-Ku Cho
General Manager of Finance
Management Department
Tel) 82-2-3457-0400

CONTENTS

Chapter
I.	Overview
II.	Business
III.	Financial Statements
IV.	Corporate Governance and Company Affiliates
Attachment	Auditor’s Review Report

I. Overview

1. Purpose of the Company

     A. Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot Rolled Coils, Cold Rolled Coils, Stainless Steel, By-Products, etc.
b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS
c. To engage in leasing of real estate and distribution businesses	POSCO Center
d. To engage in district heating supply business
e. To engage in marine transportation, processing and sales of minerals within or outside Korea
f. To engage in all other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.

     B. Businesses not engaged in by the Company

Items	Details
a) To engage in the supply of LNG and power generation, as well as the distribution business thereof
b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Gwangyang were transformed into regional professional soccer teams.

     C. Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets
Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes
POSCON : Manufacturing and sales of electric controlling devices
POSREC : Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment
POSCO Engineering & Construction : Construction and engineering

Items	Details
POS A.C. Architects & Engineering : Construction design
POSCO Steel Sales & Service : Steel product sales and general trading
POSDATA : Development and sales of computer hardware and software
Seung Kwang : Development and operation of athletic facilities
POSCO Research Institute : Research, consulting, education
POSTECH Venture Capital Co. : Support of venture companies
POSCO Terminal Co. Ltd : Logistics Services
Seomyeon Development Co., Ltd. : Construction
Metapolis Co., Ltd. : Lease, Construction

     D. Businesses the company plans to engage in

[Irrelevant]

2. Business Organization

     A. Highlights of the Company’s Business Organization

(1)	Historical highlights and changes since establishment

(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices

•	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works : 700, Kumho-dong, Dong Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Tokyo Branch: POSCO Tokyo Bldg. 4F. 11-14, Ginza 5-Chome Chuo-Ku, Tokyo 104 Japan

•	Overseas Offices: The Company operates seven overseas offices (Eu, Hanoi, Rio de Janeiro, Singapore, Mexico,Washington, New Delhi) for the purpose of supporting international business

(d) Milestones since Establishment

April. 1, 1968	Pohang Iron and Steel Co., Ltd. established
April. 1, 1970	1st stage construction of Pohang Works begun
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)
May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)
February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
March 3, 1987	Research Institute of Industrial Science & Technology (RIST) founded
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)
December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
December 9, 1993	ISO 9002 certification acquired
October 14, 1994	New York Stock Exchange (NYSE) listing
September 1, 1995	POSCO Center opened
October 27, 1995	POSCO’s ADRs listed on LSE
November 28, 1995	Completed Construction of COREX
September 30, 1996	Elected as Chairman of IISI
October 15, 1996	#1 Mini Mill completed
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
April 1, 1998	30th Anniversary of establishment
March 31, 1999	Completed construction of #5 Blast Furnace (24.3 million ton in annual crude steel production)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO
July 2, 2001	Launched PI (or POSPIA-Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics
July 3, 2003	The POSCO museum opened

(e) Changes in the largest shareholder

-	From the ‘Industrial Bank of Korea’ to ‘POSTECH.’

-	Date of Disclosure: July 27, 2001

-	Others: Refer to the disclosure of the change of the largest shareholder (July 27, 2001)

(f) Change of Business Pursuits

The Company is a steel maker that focuses on crude steel production and steel manufacturing, as well as the production and sales of hot/cold rolled steel products. The following are changes in the Company’s business pursuits.

•	1984: (a) Port loading, logistics, and warehouse businesses

(b) Operation of professional athletic teams added to business pursuits

•	1992: Scientific agriculture and its spread added to business pursuits

•	1994: Real estate leasing and distribution added to business pursuits

•	1995: ‘Scientific agriculture and its spread’ exited from business pursuits

Urban gas supply and power generation added to business pursuits

•	2001 Regional heating business added to business pursuits

•	2002: Maritime transportation of natural materials at home and abroad, their processing and distribution added to business pursuits

(2) Change of the Company Name

•	Pohang Iron & Steel Co. Ltd., à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)

(3) Merger, Acquisition and Handover of Businesses

[Irrelevant]

(4) Major Changes in Production Facilities

Date	Item	Production capacity	Remarks
July 3, 1973	Pohang Works Phase 1 completed	1.03 million tons/year	Officially recognized production capacity
May 31, 1976	Pohang Works Phase 2 completed	2.6 million tons/year	”
Dec. 8, 1978	Pohang Works Phase 3 completed	5.5 million tons/ year	”
Feb. 18, 1981	Pohang Works Phase 4 completed	8.5 million tons/year	”
May 25, 1983	Pohang Works Phase 4-2 completed	9.1 million tons/year	”
May 7, 1987	Gwangyang Works Phase 1 completed	11.8 million tons/year	”
July 12, 1988	Gwangyang Works Phase 2 completed	14.51 million tons/year	”
Dec. 4, 1990	Gwangyang Works Phase 3 completed	17.5 million tons/year	”
Oct. 2, 1992	Gwangyang Works Phase 4 completed	20.8 million tons/year	”
Oct. 15, 1996	STS and mini mill completed	23 million tons/year	”
Sep. 15, 1997	Gwangyang Works Continuous Casting expanded	23.4 million tons/year	”
Mar. 31, 1999	Gwangyang Works # 5 Blast Furnace completed	24.3 million tons/year	”
Apr. 30, 2003	STS #3 plant completed	25.05 million tons/year	”

☐ Actual production capacity: 28.46 million tons.

[Refer to II. Business, 3. Production and Facilities, A. Production Capacity and Criteria for its calculation]

(5) Important Developments Related with Business Operation

[Irrelevant]

     B. POSCO Business Group

(1) Overview of Business Group

•	Criteria: In the past, the Korea Fair Trade Commission (KFTC) arbitrarily designated the top 30 Business Groups as Large Business Groups among domestic conglomerates based on the criteria of total assets in the previous Fiscal Year. KFTC has changed this method of categorization to be based on business practices for regulatory purposes.

•	Groups subject to regulations on a ceiling on investment in other companies: Business groups with over 5 trillion won in total assets (except business groups that have a debt ratio of below 100% according to their consolidated Financial Statements.)

•	Groups subjected to regulations on cross shareholding and debt guarantee: conglomerates with over 2 trillion won in total assets

(2) Companies Belonging to Large Business Groups

•	A company in which a single shareholder and people with a special relationship to the primary shareholder own more than 30% of its stakes. Or a company in which a single shareholder in effect controls the business.

•	POSCO Group:

•	The Korea Fair Trade Commission designated business groups subject to regulations on a ceiling on investment in other companies, and those subject to regulations on cross shareholding and debt guarantee in 2004 (April 1, 2004).

•	POSCO was excluded from the groups subject to regulations on a ceiling on investment in other companies because it has a debt ratio of below 100%.

•	POSCO Group (16 companies) with total assets of 22.058 trillion won was designated as 10th among those conglomerates subject to the regulation on cross shareholding.

POSEC, POSTEEL, Changwon Specialty Steel, POSDATA, POS-AC, POSCON, POSMEC, POSTECH Venture Capital Corp, POCOS, POS-M, Seng Kwang, POSRI, POSREC, POSCO Terminal, Seomyeon Development Co., Ltd.

(3) Related laws and regulations

a. Prohibition on Cross Shareholdings (Article 9-☐ of the Fair Trade Law)

No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations which have acquired or own some of its shares

b. Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Fair Trade Law)

No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

c. Prohibition on owning shares of domestic Affiliated Corporation by venture capital (Article 9-3 of the Fair Trade Law)

No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises, pursuant to the Support of the Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.

     (POSTECH Venture Capital Corp. subject to above clause)

3. Equity Capital

     A. New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994	February 25, 1998	May 20, 1998
Purpose	DR issuance	DR issuance	DR issuance
Number of Newly-issued Shares	2,112,676 shares	655,738 shares	1,923,077 shares
	(8,450,704 DRs)	(2,622,952 DRs)	(7,692,308 DRs)
Issue Price Per Share	W114,142 (U$142)	W122,655 (U$76.25)	W73,856 (U$52)
Equity Capital (’000 Won)	W469,509,050	W472,787,740	W482,403,125
After the New Issue
Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

* Stock Cancellation by profit:	- 2,891,140 Shares (August 25, 2001, Result of Board of Directors)
- 2,807,690 Shares (November 20, 2002, Result of Board of Directors)
- 1,815,640 Shares (July 22, 2003, Result of Board of Directors)

B. Convertible Bonds

     No relevant data.

C. Bonds with Warrant

     No relevant data

4. Other information regarding Shares

A. Total Number of Shares

(As of June 30, 2004)

Authorized Shares	Outstanding Shares	Shares to be issued
200,000,000	88,966,155	111,033,845

B. Outstanding Shares

(As of June 30, 2004)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	88,966,155	444,830,775
Total	88,966,155	444,830,775

C. Treasury Stock Holdings

(Shares, KRW)

Time of purchase	Type	Number of Shares	Value
Before Dec., 1999	Registered Common	7,580,363	645,527,003,278
Feb 29, 2000 ~ May 18	”	4,824,030	521,435,498,740
June 14, 2000	”	2,891,140	310,839,507,660
October 4, 2000	”	2,161,180	171,597,692,000
Registered Common Total		17,456,713	1,649,399,701,678

Time of Cancellation	Type	Number of Shares	Value
Before Mar., 1999	Cancellation etc.	2,902,717	189,179,155,935
August 30, 2001	Cancellation	2,891,140	290,070,967,340
July 23, 2002	ESOP	633,900	63,599,820,900
November 22, 2002	Cancellation	2,807,690	281,698,345,390
July 22, 2002	ESOP	875,066	87,796,246,846
Cancellation by profit etc. Total		10,110,513	912,344,536,411
Sub Total		7,346,200	737,055,165,267

*	ESOP (Employee Stock Ownership Plan): Purchase of Treasury Shares by the ESOA and Complementary Contributions to the ESOA

*	ESOP: 1,557,211 shares (’04.7.26)

D. Treasury Stock purchased by Fund Management Institutes under the Trust Contract

As of June 30, 2004	(KRW, Shares)

Date	Name of the institute	Amount	Number of Shares
Nov. 05, 2003	Hana Bank	100,000,000,000	912,010
Total		100,000,000,000	912,010

E. Shares held by ESOA (Employee Stock Ownership Association)

(KRW, Shares)

Type	Beginning	Increase	Decreased	Balance
Registered Common	1,483,486	1,557,211	6,669	3,034,028
Total	1,483,486	1,557,211	6,669	3,034,028

F. Stock Option

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Sang-Boo Yoo	92,211	July 24, 2003 ~	KRW 98,900
	Ku-Taek Lee	46,106	July 23, 2008
	Moon-Soo Park	18,443
	Chang-Oh Kang	18,443
	Soo-Yang Han	13,832
	Won-Pyo Lee	13,832
	Kwang-Woong Choi	11,065
	Jung-Won Kim	11,065
	Chung-U Park	9,221
	Won-Chul Hwang	9,221
	Sung-Hwan Kim	9,221
	Tae-Hyun Hwang	9,221
	Yong-Keun Kim	9,221
	Kwang-Hee Han	9,221
	Dong-Jin Kim	9,221
	Soo-Chul Shin	9,221
	Moon-Chan Ko	9,221
	Chin-Choon Kim	9,221
	Youn Lee	9,221
	Kyeong-Ryul Ryoo	9,221
	Seong-Sik Cho	9,221
	Jong-Tae Choi	9,221
	Hwang-Kyu Hwang	9,221
	Song Kim	9,221
	Woo-In Lee	9,221
	Ung-Suh Park	2,305

nowrap

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Jae-Young Chung	2,305
	Guil-Soo Shin	2,305
	Jong-Won Lim	2,305
	Samuel F. Chevalier	2,305
	Soon Kim	2,305
	Woo-Hee Park	2,305
	Dae-Wook Yoon	1,960

April 27, 2002	Jong-Doo Choi	9,506	April 28, 2004 ~	KRW 136,400
	Joon Yang Chung	9,506	April 27, 2009
	Chang-Ho Kim	9,506
	Nam Suk Hur	9,506
	Chang-Kwan Oh Jeon-Young Lee	9,506 9,506

Sep. 18, 2002	Suk-Man Youn Young-Tae Keon	11,407 9,506	Sep. 19, 2004 ~ Sep. 18, 2009	KRW 116,100

April 26, 2003	Chang-Oh Kang Soo-Yang Han	4,900 2,940	April 27, 2005 ~ April 26, 2010	KRW 102,900
	Won-Pyo Lee	2,940
	Kwang-Woong Choi	5,880
	Kyeong-Ryul Ryoo	4,900
	Kim, E. Han	2,450
	Hyun-Shik, Yoo	2,450
	Han-Kyung, Kim	2,450
	Kwang-Hee Han	1,960
	Dong-Jin Kim	1,960
	Tae-Hyun Hwang	1,960
	Youn Lee	1,960
	Seong-Sik Cho	1,960
	Jong-Tae Choi	1,960

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Hyun-Shik, Chang	9,800
	Oh-Joon, Kwon	9,800
	Dong-Hwa, Chung	9,800
	Jin-Il, Kim	9,800
	Chun-Hwan, Lee	9,800
	Dong-Hee, Lee	9,800
	Byung-Jo, Choi	9,800
	Sang-Young, Lee	9,800
	Hyun-Uck, Sung	9,800
	Han-Yong, Park	9,800
Total		616,468

* Stock Option (2004.7.23, New Grant)

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2004	Ku-Taek Lee Chang-Oh Kang	50,000 50,000	July 24, 2006 ~ July 23, 2011	KRW 151,700
	Kwang-Woong Choi	2,000
	Kyeong-Ryul Ryoo	5,000
	Suk-Man Youn	8,000
	Dong-Jin Kim	8,000
	Youn Lee	8,000
	Joon Yang Chung	5,000
	Young Ju Pakr	1,900
	Kwang Woo Jun	1,900
	Jeffery D Jones	1,900
	Yoon Suk Suh	1,900
	Keel Sou Chung	10,000
	Sang Wook Ha	10,000
	Sang Young Kim	10,000

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Young Suk Lee1	10,000
	Sany Myun Kim	10,000
	Kun Soo Lee	10,000
	Ki Chul Shin	10,000
	Kee Yeoung Park	10,000
	Kyu Jeong Lee	10,000
	Byung Ki Jang	10,000

5. Voting Rights

(As of June 30, 2004)

	Number of shares		Remarks
1. Shares with voting rights [a-b]	[88,966,155	]
a. Number of outstanding shares	88,966,155
b. Number of shares without voting rights	0

2. Shares with restricted voting rights [a + b + c + d]	[8,258,210	]
a. Restriction by Code of Commerce	8,258,210		Treasury Stock &
b. Restriction by Securities Exchange Law	0		Stock under trust contract
c. Restriction by Fair Trade Law	0
d. Restriction by other regulations	0

3. Shares whose voting rights have been restored	[80,707,945	]
Shares which can exercise voting rights [1- 2 + 3]	80,707,945

6. Earnings and Dividend for The Past Five Fiscal Years

(Unit: Million Won)

	The 36th	The 35th	The 34th	The 33rd	The 32nd
Net Profit	1,980,572	1,101,325	819,319	1,636,991	1,558,032
EPS (Won)	24,306	13,442	10,043	19,170	16,242
Net Profit
Available for Dividend Payout	1,844,390	1,725,043	759,120	1,946,837	1,479,586
Cash Dividend Paid (Payable)	485,188	286,057	204,048	204,704	159,920
Pay-out Ratio	24.50%	25.97%	24.90%	12.50%	10.26%
Dividend per share (Won)	6,000	3,500	2,500	2,500	1,750
Dividend Yield	3.84%	2.76%	2.20%	3.18%	1.43%
Net asset per share (Won)	149,442	129,546	116,516	108,450	96,951
Recurring Profit per share ( Won)	24,306	13,442	10,043	11,155	12,257

II. Business (Manufacturing)

1. Current Situation of POSCO

(1) Market Share

(Unit: million tons, %)

	Annual for		Annual for		Annual for
	the 37th 2Q		the 36th Fiscal Year		the 35th Fiscal Year
Category	(2004 2Q)	Market share	(2003)	Market share	(2002)	Market share
Crude steel production	23.7	100	46.3	100	45.4	100
POSCO	14.8	62	28.9	62	28.1	62
Others	8.9	38	17.4	38	17.3	38

(2) Characteristics of the Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries. By supplying high quality steel materials to the users, POSCO endeavors to attain shared development and prosperity together with its customers.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.

(3) Current Situation and Prospect of New Businesses

[Irrelevant]

2. Key Products and Raw Materials

A. Current Situation of Key Products

(Unit: 100 million won)

Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	37,498 (42%)

		Cold rolled products	Automobiles, Electronic appliances, etc.		29,511 (33%)

		STS	Silverware, steel pipes, etc		20,890 (24%)

Others	Byproducts, etc.		Raw material for cement, etc.		613 (1%)
		Total			88,512 (100%)

B. Price Trends of Key Products

(Unit: won/ton)

		Annual for the 37th	Annual for the 36th	Annual for the 35th
		2Q	Fiscal Year	Fiscal Year
Items		(Jan. 1~Jun. 30, 2004)	(Jan. 1~Dec. 31, 2003)	(Jan. 1~Dec. 31, 2002)
Hot-rolled coil	Domestic	432,726	363,160	317,537
	Export	488,284($419)	393,193($330)	318, 297($255)
Cold-rolled steel	Domestic	541,619	470,859	416,626
sheet	Export	554,885($476)	502,876($422)	371, 319($297)

(1) Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, excluding freight revenue.

(2) Factors of Price Fluctuations

•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

C. Current Situation of Major Raw Materials

(Unit: million won)

Purchase amount
Business area	Type of purchase	Item	Specific use	(portion)	Remarks
Steel production;	Raw materials	Iron ore	Iron ore for blast furnaces	791,070 (19.7%)	BHP, and Hamersley of Australia CVRD of Brazil
		Coal	Coking coal: Heat source for blast furnaces, Reductant Smokeless coal:	889,526 (22.1%)	BHP of Australia Fording of Canada
Sintering fuel
		Iron materials	Iron material for steelmaking	400,126 (9.9%)	Carbon steel scrap iron, HBI, cold pig iron, etc.
		STS materials	Key materials for STS production	1,482,137 (36.8%)	Nickel, Fe-Cr, STS scrap iron, etc.
		Ferro materials Other raw materials	Submaterials for ironmaking, steelmaking	379,568 (9.4%)	Alloy iron, Nonferrous metal, Claus
		Limestone, other minerals	Submaterials for ironmaking, steelmaking	81,643 (2.0%)	Limestone, manganese, fluorite
Total				4,024,070

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

D. Price Trends of Key Materials

(Unit: won/ton)

Category	The 37th 2Q	The 36th Fiscal Year	The 35th Fiscal Year
Iron ore	37,670	30,165	31,064
Coal	85,805	60,922	61,993
Scrap iron	297,452	171,786	150,529
Nickel	16,827,636	9,932,846	8,435,974

(1) Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2) Key Factors in Price Fluctuations

A. Iron ore

•	Iron ore price and Shipping charge increased

•	Trend of purchase price(CFR):	$24.15/ton	à	$24.42/ton	à	$30.75/ton

		(2002)	à	(2003)	à	(2004.2Q)

B. Coal

•	Coal price and Shipping charge increased

•	Trend of purchase price (CFR):	$48.55/ton	à	$48.72/ton	à	$65.10/ton

		(2002)		(2003)		(2004.2Q)

C. Scrap iron

•	The price of imported scrap iron increased as scrap iron on demand rose due to a booming steel market in the world.

•	Trend of purchase price (CIF):	$116/ton	à	$137/ton	à	$249/ton

		(2002)		(2003)		(2004.2Q)

D. Nickel

•	It is projected that there will be nickel supply shortages because INCO Corporation strike etc. As a result, there will
	likely be a strong demand for nickel, which will raise nickel prices significantly in this year.

•	Trend of LME price:	$6,768/ton	à	U$8,356/ton	à	U$14,170/ton

		(2002)		(2003)		(2004.1Q)

3. Production and Facilities

A. Production capacity

(Unit: Thousand Ton)

Items	2004 2Q	2003	2002
Pohang Works	6,330	12,660	12,200
Gwangyang Works	7,900	15,800	15,800
Total	14,230	28,460	28,000

•	Pohang Works: #1 Steel Making (1,300) + #2 Steel Making (4,200) + STS (830) = 6,330 Thousand

•	Gwangyang: #1 Steel Making (3,400) + #2 Steel Making (3,600) + Minimill (900) = 7,900 Thousand

•	Total = 14,230 and tons

*	Based on actual capacity revised on April, 1999

*	Based on actual capacity recalculated on October, 2002

*	STS Steel Making launched on May, 2003

B. Production and Capacity Utilization Rate

(1) Production	(Unit: Thousand Ton)

Items		2004 2Q	2003	2002
	Pohang	6,616	12,666	12,164
	Gwangyang	8,174	16,234	15,902
Crude Steel		14,790	28,900	28,066
Plate	Pohang	1,630	2,986	3,046
HR Products		5,101	10,521	9,388
	Pohang	1,669	3,806	3,185
	Gwangyang	3,432	6,715	6,203
CR Products		4,829	9,269	8,923
	Pohang	734	1,199	1,531
	Gwangyang	4,095	8,070	7,392
STS	Pohang	974	1,587	1,236
Others	Pohang	1,504	2,971	2,949
	Gwangyang	113	220	108
	Pohang	6,510	12,549	11,947
	Gwangyang	7,640	15,005	13,703
Finished Products		14,150	27,554	25,650
	Pohang	83	296	584
	Gwangyang	197	414	867
Half- Finished Products		280	710	1,451
	Pohang	6,594	12,846	12,531
	Gwangyang	7,837	15,420	14,570
Total Products		14,431	28,266	27,101

(2) Capacity Utilization Rate for 2004 in Terms of Crude Steel Production

(Unit : Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	6,330	6,616	104.5%
Gwangyang Works	7,900	8,174	103.5%
Total	14,230	14,790	103.9%

•	Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

(1) Book Value of Fixed Assets

(Unit : Million Won)

	Beginning				Ending
Items	Book Balance	Increased	Decreased	Depreciation	Book Balance
Pohang
Land	405,962		3,356		402,606
Building	986,437	12,227	7,962	29,167	961,535
Structures	410,886	5,905	83	14,478	402,230
Machinery & Equipment	2,177,934	105,602	2,791	272,295	2,008,450
Vehicles	17,220	967	215	2,349	15,623
Tools and Fixtures	9,815	2,713	188	2,319	10,021
Furniture & Others	27,075	3,093	295	4,045	25,828
Gwangyang
Land	378,329				378,329
Building	859,160	6,894	95	34,641	831,318
Structures	505,118	9,001	2,505	22,172	489,442
Machinery & Equipment	1,797,576	109,083	2,278	300,504	1,603,877
Vehicles	10,323	419	16	2,015	9,457
Tools and Fixtures	14,601	2,577	120	3,011	14,047
Furniture & Others	7,215	1,634	14	2,040	6,795

(2) Major Capital Expenditures

     (a) Investments under construction

(Unit : Hundred million Won)

	Total	Invested	Amount to
Items	Investment	Amount	Be invested
Expansion	9,063	3,894(1,767)	5,169
Maintenance	8,295	1,872(849)	6,423
Total	17,358	5,766(2,616)	11,592

(b) Planned investments

(Unit : Hundred Million Won)

	Total
	Amount	2004	2005	2006
Total	68,471	21,465	28,134	18,872

4. Sales

A. Breakdown of Steel Product Sales

(Unit : Thousand Ton, Hundred Million Won)

		2004 2Q		2003		2002
Items		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	6,909	31,690	14,177	53,357	14,044	46,732
	Export	1,295	6,594	2,517	10,416	2,294	7,776
	Total	8,204	38,284	16,694	63,773	16,338	54,508
Cold Rolled Products	Domestic	3,208	18,618	6,251	31,988	5,952	27,577
	Export	1,963	11,676	3,686	19,756	3,657	15,019
	Total	5,171	30,294	9,937	51,744	9,609	42,596
Stainless Steel	Domestic	485	11,280	928	16,295	857	13,331
	Export	484	9,756	643	10,219	390	5,772
	Total	969	21,036	1,571	26,514	1,247	19,103
Others	Domestic		924		1,825	—	1,326
	Export		—		—	—	—
	Total		924		1,825	—	1,326
Total	Domestic	10,602	62,512	21,356	103,465	20,853	88,966
	Export	3,742	28,026	6,846	40,391	6,341	28,567
	Total	14,344	90,538	28,202	143,856	27,194	117,533
Discount			-137		-263	—	-247
Grand Total		7,194	90,401	28,202	143,593	27,194	117,286

B. Marketing organization, channel and strategy

(1) Organization

Hot Rolled Steel Sales Dept., Plate & Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept..

(2) Sales Channel

i)	Direct sales : POSCO à Customers

ii)	Indirect Sales

•	Domestic market : Sales agents, e-sales or POSTEEL

•	Overseas Market : General Trading Companies

(3) Sales Condition

•	Domestic Sales : Credit sales based on production to order

•	Export Sales : Sales based on irrevocable Letter of Credit

(4) Sales strategies

•	Strengthen marketing focused on customer oriented

•	Implement Customer Relationship Management (CRM) system

•	Formulate partnership with key customers through EVI, JIT, etc

•	Improve customer support technical services

•	Forster Strategic products

•	Enhance competitiveness Automotive Flat, high-class API, STS400 and electric steel sheets

•	Enhance cost Leadership

•	Focused management on inventories, energy & logistics by each responsible unit through BSC

•	Settle Labor Cost Management Process led by each work in the field

6. Related to the Derivatives

     A. Foreign Exchange Position

(Unit: USD, EURO: Thousand, JPY: Million)

		Current Position			Future Position
Nation	Currency	Position	Assets	Debt	Position	Assets	Debt
USA	USD	-755,331	170,145	925,476
Japan	JPY	-63,254	21,189	84,443
Germany	DEM
UK	GBP
Euro land	EURO	-27,626	392	28,018
Others

* Current position based on foreign assets and debt.

(Unit: USD, EURO: Thousand, JPY: Million)

		Option Position			Swap Position
Nation	Currency	Position	Assets	Debt	Position	Assets	Debt
USA	USD				174,000	174,000
Japan	JPY				-22,868		22,868
Germany	DEM
UK	GBP
Euro land	EURO
Others

A. Risk Management for Foreign Exchange

     There are three basic strategies for the risk management for foreign exchange.

     First, Natural Hedge.

Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

     Second, Balance the assets and debt.

An Increase in foreign assets as well as a decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

     Third, Introduce the risk management system.

POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

7. Important contracts

A. Import Contract

     N.A.

8. Research & Development

A. R & D Organization

		Number of
		Teams or groups	Staff
In-house	Technology Development Department	9	96
	Finex Development Department		181
	Technical Research Laboratory (Group)	16	576
Independent	Research Institute of Industrial
	Science and Technology		334

B. R&D Expense

(Million Won)

	2004 2Q	2003	2002
1. Raw Materials	52,122	57,152	29,366
2. Labor cost	17,045	74,191	61,873
3. Depreciation	6,023	22,954	11,577
4. Subcontract	33,268	38,189	21,362
5. Other Expense	32,777	15,626	100,598
Total	141,235	233,286	184,097
(R&D/Sales Ratio)*100	1.56%	1.62%	1.57%

9. Other information for investment decision making

A. Funding from domestic market

(Unit : Hundred Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market
Banks
Others
From Capital Market
Bond (private)
Bond (public)	16,000	(3,000)	13,000
Others
Total	16,000	(3,000)	13,000

B. Funding from overseas

(Unit: Hundred Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	2,993	(2,146)	847
Bond	16,811	(743)	16,068
Equity
Others
Total	19,804	(2,889)	16,915

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

(Unit: million won)

	2004 2Q	2003	2002	2001	2000
Current Assets	6,193,169	5,327,843	3,772,625	3,560,773	4,543,060
Quick Assets	4,278,580	3,768,583	2,501,696	2,191,303	3,080,993
Inventories	1,914,588	1,559,260	1,270,929	1,369,470	1,462,067
Fixed Assets	13,051,131	13,078,757	13,471,861	14,054,757	13,223,506
Investments	4,011,016	4,023,191	3,869,016	4,609,647	3,990,724
Tangible Assets	8,692,792	8,705,192	9,271,701	9,118,589	8,929,983
Intangible Assets	347,323	350,374	331,144	326,521	302,799
Total Assets	19,244,299	18,406,600	17,244,486	17,615,530	17,766,566
Current Liabilities	2,863,556	2,528,217	2,497,274	2,252,545	3,509,702
Fixed Liabilities	2,286,958	2,920,385	3,180,416	5,166,492	4,826,918
Total Liabilities	5,150,515	5,448,602	5,677,690	7,419,037	8,336,620
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,707,587	3,707,587	3,685,953	3,673,621	3,670,457
Retained Earnings	11,098,357	9,867,437	8,483,234	6,986,939	6,662,163
Capital Adjustments	-1,194,563	-1,099,429	-1,084,794	-946,470	-1,385,078
Total Shareholders’ Equity	14,093,785	12,957,998	11,566,796	10,196,493	9,429,946
Total Sales	9,039,400	14,359,329	11,728,595	11,086,119	11,692,000
Operating Profit	2,195,781	3,058,534	1,833,485	1,429,457	2,099,224
Recurring Profit	2,261,350	2,663,863	1,465,444	1,114,971	1,331,484
Net Profit	1,634,460	1,980,572	1,101,325	819,319	1,636,991

2. Items to pay attention for use of Financial Statements

A. Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2004 2Q	2003 and 2002
CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Samil Accounting Corp Pricewaterhouse Coopers
Audit Opinion	Unqualified	Unqualified

B. Any violations against GAAP

(1) Violations, which need to amend Financial Statements

     N.A.

(2) Violations, which are not related with amendment of Financial Statements

     N.A.

3. Unconsolidated Financial Statements

A. Balance Sheet

     Refer to the attached the review report as June 30, 2004

B. Income Statements

     Refer to the attached the review report as June 30, 2004

C. The Note in the Financial Statement

     Refer to the auditor’s note in financial statement

D. The Financial Statement before and after amended in this Fiscal Year

     N.A.

4. Consolidated Financial Statements

A. Summary for the Fiscal Years 1999 through 2003

(Unit : million won)

	2003	2002	2001	2000	1999
Current Assets	7,621,598	5,397,476	4,960,937	6,306,451	5,982,514
Quick Assets	5,553,227	3,726,031	3,223,686	4,394,808	4,306,231
Inventories	2,068,371	1,671,446	1,737,251	1,911,643	1,676,282
Fixes Assets	13,146,951	13,679,373	14,444,398	13,840,224	13,707,420
Investments	2,826,679	2,879,987	3,352,924	2,849,980	2,472,524
Tangible Assets	9,845,776	10,324,574	10,600,766	10,454,929	10,811,472
Intangible Assets	474,496	474,812	490,708	535,315	423,424
Total Assets	20,768,549	19,076,849	19,405,334	20,146,675	19,689,934
Current Liabilities	4,171,918	3,965,489	3,618,918	5,346,831	4,524,361
Fixed Liabilities	3,347,064	3,536,930	5,435,628	5,241,545	5,965,490
Total Liabilities	7,518,982	7,502,419	9,054,546	10,588,376	10,489,851
Minority Interest	293,299	279,165	168,171	159,623	121,333
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,828,773	3,797,737	3,859,030	3,860,756	3,799,991
Retained Earnings	9,875,080	8,219,499	6,966,189	6,595,470	5,193,185
Capital Adjustments	-1,229,988	-1,204,374	-1,125,004	-1,539,953	-396,830
Total Shareholders’ Equity	13,249,567	11,574,430	10,350,789	9,558,299	9,200,082
Total Sales	17,789,237	14,354,918	13,121,097	13,776,214	12,701,013
Operating Profit	3,262,981	2,049,867	1,587,293	2,306,463	2,020,805
Recurring Profit	2,747,271	1,507,437	1,174,673	1,384,660	1,707,201
Total Net Profit	2,017,000	1,109,132	837,210	1,642,350	1,555,348
Consolidated Net Profit	1,995,983	1,089,288	845,679	1,636,667	1,554,397
Number of Consolidated Companies	35	33	32	34	34

B. Items to pay attention for use of Financial Statements

(1) Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2003 and 2002	For FY 1999, 2000 and 2001
CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Anjin & Co Arthur Anderson
Audit Opinion	Unqualified	Unqualified

(2) Any violation, need to amend the consolidated financial statement

     N.A

(3) Any violation, does not need to amend the consolidated financial statement

     N.A

(4) The companies included in the consolidated financial statement in the recent 3 Fiscal Years

	The companies included	The companies added	The companies dropped
2003	POSCO and 35 companies	POSCO Qintao
2002	POSCO and 33 companies	POSREC, Qintao STS	POSVEN
2001	POSCO and 32 companies	—	POS Energy and other

C. Consolidated Financial Statements

(1) Consolidated Balance Sheet

     Refer to the 36th Consolidated Financial Statements as of December 31, 2003

(2) Consolidated Income Statements

     Refer to the 36th Consolidated Financial Statements as of December 31, 2003

6. Divisional Financial Status

A. Divisional Financial Information

     N.A

The POSCO and its related companies have been operating mainly steel business

B. Regional Financial Information

     N.A

There is not any country or region, in which the sales or assets of the companies or division are bigger than 10% of consolidated sales or assets

7. Financial Statement before and after consolidation

A. The Overview of Consolidation

     N.A

B. Financial Statement before and after Consolidation

     N.A

C. Issues related Consolidation

     N.A

IV. Current Situation on Corporate Governance and Company Affiliates

1. Overview of Corporate Governance

A. Issues related with the Board of Directors

(1) Composition of the Board of Directors

(A) Authority of the Board of Directors

•	Deliberation and resolution of legal issues and key matters in business operations

•	Discusses and make decisions on the convocation of shareholders meetings and submission of agendas for shareholders meetings, as well as on legal issues including the issuance of new shares, and the repurchase and disposal of company shares

•	Discusses and makes decisions on key matters in business operations, including mid- and long-term business strategies, annual business plans, and new investments in and outside of the company

•	Recommendation of standing directors of the board, and election of the chairman of the Board, President, Vice-Presidents, Executive Vice President, and Senior Vice Presidents among Standing Directors

•	Selection of members of the special committees

•	Determination of the functions of the Board of Directors and Special Committees

(B) Whether to disclose personal profiles of director candidates before shareholders meeting, and whether shareholders can recommend candidates

Feb. 19, 2004	The Director Candidate Recommendation and Evaluation Committee recommended 6 candidates for outside directors
Feb. 20, 2004	The Board of Directors recommended 5 candidates for standing directors
Feb. 20, 2004	Disclosed the personal profiles of director candidates and their relevant experience
Mar. 12, 2004	Selected directors (shareholders meeting)

(C) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

Name	Outside Director	Remarks
Yoo Hyun-shik (Chairman)	o	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
Kim E. Han (member)	o	- Outside directors (3), Standing directors (1):
Kim Han-kyung (member)	o	Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
Choi Kwang-Woong (member)	Standing Director

(D) List of outside directors

Relation with
majority
Name	Experience		shareholder	Remarks
Samuel F. Chevalier	•	Former vice chairman, Bank of New York	None
	•	Former president of Irving Bank (Economics, Northeastern University)
Kim E. Han	•	Distinguished Professor at University of Michigan
	•	Former advisory professor of the Korea Stock Exchange, advisor to the World Bank	”
(MBA at Cornel University, PhD in business administration from State University of New York)
Yoo Hyun-shik	• •	Former president of Samsung General Chemicals Former vice-president of Cheil Industries Inc. (Chemical engineering at SNU)	”
Kim Han-kyung	•	Former vice chairman of SK Corp.	”
	•	Former president of SK Corp. (Business administration at Kyunghee University)
Park, Young-Ju	•	CEO & President of Eagon Co.
	•	Chairman of the Korean Business Seminar Council	”
	•	Vice-President of the Federation of Korean Industries (FKI)

Relation with
majority
Name	Experience		shareholder	Remarks
Jun, Kwang-woo	•	Vice-President of Woori Finance Group (Oversees strategy)	”
	•	Former Head of the International Finance Center
Jeffrey D. Jones	•	American Lawyer at Kim&Jang Law Office	”
	•	Former Chairman of the American Chamber of Commerce in Korea
Suh, Yoon-Suk	•	Head of the Business School at Ewha Women’s Univ.
	•	Vice-President/Commissioner of Account Management for the Korea Accountant Association	”
Park, Won-Soon	•	Standing Chairman of the Beautiful Foundation
	•	Chairman of Korea Human Rights Foundation	”

•	Preparation of internal system to allow access to management information

•	Issues critical to company management are set to be deliberated at the Board of Directors. (Related materials are distributed days before the opening of the Board of Directors meeting)

•	Key agendas to be submitted to the Board of Directors are pre-examined by a designated special committee that consists mostly of outside directors.

•	Operates a division to support outside directors. Regularly reports on management conditions and frequently offers related materials to outside directors.

•	Holds workshops and management report sessions for outside directors.

(E) Whether a director is covered by damage liability insurance or not

Insurance premium
Name	Insurance premium	Insurance benefits	paid by company	Remarks
All directors	430 million won	30 billion won	Entirety

(2) Issues related with the Operation of the Board of Trustees

(A) Key issues in regulations on the operation of the board of trustees

•	Agendas submitted to the Board of Directors

•	Convocation of general shareholders meetings, and agendas submitted to the meetings, issuance of new shares, purchase and disposal of company shares, and deliberation and resolution of legal matters

•	Deliberation and resolution of key management issues, including mid- and long-term management strategy, annual business plans, and major internal and external new investments

•	Composition of special committees under the Board of Directors and their functions

Category	Composition	Major functions
Director Candidate Recommendation Committee	3 outside directors 1 standing director	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates - Advance screening for nominating representative director, members of special committee(s)
Evaluation and Compensation Committee	4 outside directors	- To establish management succession and development plans
- To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
- To pre-deliberate on remuneration and retirement allowance of directors and executive officers
-To pre-deliberate on matters related to stock option
Finance & Operation Committee	3 outside directors 2 standing directors	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won
Audit Committee	4 outside directors	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting
Insider Trading Committee	4 outside directors	- Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
- Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in

Category	Composition	Major functions
transaction amount) - Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)
Management Committee	6 standing directors	- Advance deliberation on and approval of in-house investment schemes
- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
- Important subjects on working policy, and changes to welfare

(B) List of key activities of the Board of Directors (Jan. 1, 2004 — June 30, 2004)

Session	Date	Agenda	Approval	Remarks
2004-1	Jan. 14	5 cases including plan to improve Corporate Governance	All 5 cases approved
2004-2	Feb. 20	3 cases including a plan on donations to the POSCO Educational Foundation	All 3 cases approved
2004-3 2004-4	Mar. 12 Apr. 30	5 cases including the composition of special committee 6 cases including project of taking over Hanbo Steel Company	All 5 cases approved All 6 cases approved
2004-5	July 23	13 cases including Establishment of Finex
		#1 at Pohang Works	All 13 cases approved

(C) Major activities of outside directors on the Board of Directors (Jan. 1, 2004 — June 30, 2004)

Session	Date	Number of participating outside directors	Remarks
2004-1	Jan. 14	7 persons
2004-2	Feb. 20	8 persons
2004-3	Mar. 12	8 persons
2004-4	Apr. 30	9 persons
2004-5	July 23	8 persons

(D) Composition of committees and their activities (Jan. 1, 2004 — April 30, 2004)

Date of meeting	Committee	Agenda
Jan. 6, 2004	Management Committee	3 cases including Expansion No. 1 PCM (Pickling and Tandem Cold rolling Mill) and to construct No. 6 CGL (Continuous Galvanizing Line) at Gwangyang Work
Jan. 13, 2004	Finance & Operation Committee	2 cases, including plan to improve Corporate Governance
Jan. 13, 2004	Director Candidate Recommendation Evaluation Committee	The evaluation of business performance for the entire company in 2003
Jan. 14, 2004	Director Candidate Recommendation and Evaluation Committee	Management of Outside Directors Candidate advisory Committee
Jan. 15, 2004	Management Committee	3 cases, including Strip Casting Demo Plant construction
Feb. 3, 2004	Management Committee	4 cases, including Improvement of drainage system for Pohang Sungang area
Feb. 13, 2004	Director Candidate Recommendation and Evaluation Committee	Assessment of qualifications of outside directors
Feb. 16, 2004	Management Committee	Deficits disposal of investment property of Alps Resort
Feb. 19, 2004	Finance & Operation Committee	4 cases including plan to contribute POSCO Educational Foundation
Feb. 19, 2004	Director Candidate Recommendation and Evaluation Committee	3 cases including assessment of qualifications and recommendation of Outside Director candidates
Mar. 12, 2004	Director Candidate Recommendation Committee	3 cases including nomination of Chairman and Representative Director & President and Representative Director
Mar. 12, 2004	Evaluation and Compensation Committee	Revision of Directors’ compensation standard
Apr. 19, 2004	Management Committee	2nd repair of Pohang Work’s blast furnace No. 3
Apr. 29, 2004	Finance & Operation Committee	5 cases including project of taking over Hanbo Steel Company
Apr. 30, 2004	Insider Trading Committee	2 cases including change of POS AC’s office lease contract

B. Matters Concerning Auditing

(1) Matters Concerning Auditing Organization

(A) Whether to set up the audit committee (auditors), and how to compose the committee, etc.

•	Legal ground for establishment: Pursuant to the Commercial Act (Clause 2 under Article 415) and the Securities Exchange Act (Clause 17 under Article 191), POSCO is obliged to set up a committee (total assets exceeding 2 trillion won)

•	Establishment

-	Date: March 17, 2000

-	Members: 4 persons (4 members of outside directors)

•	Operated in compliance with regulations on the operation of the audit committee (Legislated on March 17, 2000)

-	Arrangement of the meeting: One regular session per quarter and special meetings as necessary

-	Resolution of agenda: More than half of the registered members should participate and a minimum of half of the participants should reach consensus

-	Submission of agenda: Submitted by committee chairman, chairman of the board, or each member

-	Supporting department: In-house auditing department supports the committee for the efficient processing of tasks

(B) Whether to prepare an in-house mechanism to allow the audit committee (auditors) to access relevant management information

-	Stipulated in regulations on the operation of the audit committee in compliance with related legislation

1	The committee audits managerial executions by directors

2	The committee may request directors to report on operations, and/or examine the company’s business operations and asset portfolio.

3	The committee may request a director to stop certain deeds, should the director pursue activities in violation of the articles of incorporation as which may cause irrevocable damage to the company.

4	The committee may demand the Board of Directors to convene a special shareholders meeting.

5	As necessary, the committee may request companies in which POSCO is invested to report on their business operations. If an invested company does not report as requested right away, or if the committee needs to confirm the validity of the report, the committee may also investigate the operations of the invested company and its asset portfolio.

6	As necessary, the committee may receive consulting from outside experts at the company’s expense.

(C) Personal profile of the audit committee (auditors)

Name	Experience	Qualifications	Remarks
Kim Eung-han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chair
Yoo Hyun-shik	Former president of Samsung General Chemicals	”
Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	”
Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	”

(2) Major activities of the audit committee (auditors)

Session	Date	Agenda			Approval	Remarks
2004-1st	Feb. 10, 2004	•	Review agendas			3 members participating
			-	Results of the audit of account for the 36th Fiscal Year	Approved
			-	Assessment of operations of the in-house controlling system in 2003	Approved
		•	Report agendas
			-	Overview of operations of the in-house controlling system by external auditors	Approved
2004-2nd	Mar. 12, 2004	•	Deliberation agenda
			-	Approval of the appointment of the audit office head	Approved	All members participating
			-	Approval of the appointment of Internal control system manager	Approved

C. Execution of Voting Rights by Shareholders

(1) Whether to Adopt the Cumulative Voting System

*	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on Mar. 12, 2004.

(2) Whether to Adopt the Ballot Voting System or Electronic Voting System

*	Introduced the Ballot Voting System or Electronic Voting System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3) Execution of Voting Rights by Minority Shareholders

[Irrelevant]

D. Compensation of Executives

(1) Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Maximum pay
approved by
		shareholders	Average payment
	Total payment	meeting	per person
Category	(2004)	(2004.1~2004.6.)	(2004.1~2004.6)	Remarks
Director	4 billion won	1,577 billion won	105 million won

* Standards for bonus payment: Paid out twice per year (January, June) according to business performance within a limit of 100% of his or her basic annual salary (200% for the chairman of the board).

(2) List of Stock Options Presented to Executives

[Refer to F. Stock option under 4. Number of Total Shares, in I. Company Overview]

POSCO
Non-Consolidated Interim Financial Statements
June 30, 2004 and 2003

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
POSCO

We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of June 30, 2004, and the related non-consolidated statements of income and cash flows for the three-month periods ended June 30, 2004 and 2003 and six-month periods ended June 30, 2004 and 2003, expressed in Korean Won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of POSCO as of December 31, 2003, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 14, 2004. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2003, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2003.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 27 to the non-consolidated financial statements, during the six-month periods ended June 30, 2004 and 2003, the Company entered into sales and purchase transactions with related parties amounting to KRW1,610,905 million and KRW1,035,398 million, respectively, in 2004, and KRW1,139,683 million and KRW718,144 million, respectively, in 2003. Related receivables and payables amounted to KRW132,088 million and KRW167,303 million, respectively, as of June 30, 2004, and KRW93,502 million and KRW155,826 million, respectively, as of December 31, 2003. Guarantees provided to related parties amounted to KRW167,186 million and KRW176,800 million as of June 30, 2004 and December 31, 2003, respectively.

As discussed in Note 31 to the non-consolidated financial statements, the Company decided to retire 1,779,320 shares of treasury stock and declared interim dividends amounting to KRW121,062 million, which is scheduled to be approved by the Board of Directors on July 23, 2004. The retirement of treasury stock will be accounted for as a reduction in retained earnings. In addition and in accordance with the basic law for labour’s welfare, the Company decided to sell 1,557,211 shares of its treasury stock to the association of employee stock ownership on July 26, 2004, which is scheduled to be approved by the Board of Directors also on July 23, 2004. The difference between the fair value and the proceeds from the sale of its treasury stock will be recognized as welfare expenses. Also, the Company received liquidation dividends from POSVEN, a subsidiary under going the liquidation process, amounting to KRW66 billion on July 14, 2004.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
July 14, 2004

This report is effective as of July 14, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
June 30, 2004 and December 31, 2003
(Unaudited)

(in millions of Korean Won)	2004		2003
Assets
Current assets
Cash and cash equivalents (Notes 3 and 26)	W	734,936	W	298,493
Short-term financial instruments (Notes 3 and 26)		340,521		513,084
Trading securities (Note 6)		1,398,633		1,215,983
Current portion of available-for-sales securities (Note 7)		10,159		—
Current portion of held-to-maturity securities (Notes 7 and 26)		112,885		248,583
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)		1,599,070		1,393,281
Inventories (Note 5)		1,914,588		1,559,260
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 26 and 27)		59,380		43,002
Other current assets, net of allowance for doubtful accounts (Note 10)		22,997		56,157

Total current assets		6,193,169		5,327,843

Property, plant and equipment, net (Notes 8 and 28)		8,692,792		8,705,192
Investment securities (Notes 7, 12 and 26)		3,765,762		3,762,636
Intangible assets, net (Notes 9 and 28)		347,323		350,374
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)		38,936		37,427
Long-term financial instruments (Note 3)		45		45
Long-term loans, net of allowance for doubtful accounts (Note 4)		396		742
Other long-term assets, net of allowance for doubtful accounts (Notes 8 and 10)		205,876		222,341

Total assets	W	19,244,299	W	18,406,600

POSCO
Non-Consolidated Balance Sheets
June 30, 2004 and December 31, 2003
(Unaudited)

(in millions of Korean Won)	2004		2003
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 26 and 27)	W	435,584	W	425,779
Current portion of long-term debt, net of discount on debentures issued (Notes 11 and 26)		954,984		924,655
Accrued expenses (Note 26)		303,879		288,211
Other accounts and notes payable (Notes 26 and 27)		303,412		218,571
Withholdings		19,901		39,032
Income tax payable		647,726		546,539
Dividends payable		—		2,504
Other current liabilities (Note 14)		198,070		82,927

Total current liabilities		2,863,556		2,528,218

Long-term debt, net of current portion and discount on debentures issued (Note 12)		2,025,746		2,640,783
Accrued severance benefits, net (Note 13)		143,513		121,111
Deferred income tax liabilities (Note 24)		79,558		114,654
Other long-term liabilities (Note 14)		38,142		43,837

Total liabilities		5,150,515		5,448,603

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 1)		482,403		482,403
Capital surplus (Note 16)		3,707,587		3,707,587
Retained earnings (Note 17)		11,098,357		9,867,437
Capital adjustments (Note 18)		(1,194,563)		(1,099,430)

Total shareholders’ equity		14,093,784		12,957,997

Total liabilities and shareholders’ equity	W	19,244,299	W	18,406,600

POSCO
Non-Consolidated Statements of Income
Three-month periods and six-month periods ended
June 30, 2004 and 2003
(Unaudited)

	For three-month periods				For six-month periods
	ended June 30				ended June 30
(in millions of Korean Won,
except per share amounts)	2004		2003		2004		2003
Sales (Notes 27 and 28)	W	4,754,737	W	3,526,827	W	9,039,400	W	6,787,946
Cost of goods sold (Note 21)		3,350,064		2,525,738		6,377,324		4,823,471

Gross profit		1,404,673		1,001,089		2,662,076		1,964,475
Selling and administrative expenses (Note 22)		220,445		216,791		466,295		405,620

Operating profit		1,184,228		784,298		2,195,781		1,558,855
Non-operating income
Interest income		17,645		13,183		40,081		25,202
Dividend income		24,902		2,210		27,974		15,526
Gain on valuation of trading securities		—		153		7,615		148
Gain on disposal of trading securities		10,497		7,380		16,294		18,397
Gain on disposal of property, plant and equipment		2,312		880		4,123		2,454
Gain on foreign currency transactions		22,362		18,931		44,460		26,566
Gain on foreign currency translation		16,306		94,566		83,311		97,526
Gain on valuation of equity method investments (Note 7)		43,102		—		52,180		3,293
Gain on valuation of derivatives (Note 20)		5,067		1,189		2,133		1,292
Others		34,517		13,542		58,098		39,908

		176,710		152,034		336,269		230,312

Non-operating expenses
Interest expense		39,135		58,160		78,160		121,021
Loss on foreign currency transactions		22,611		17,344		49,614		32,173
Loss on foreign currency translation		—		3,494		2,233		82,126
Donations (Note 23)		11,358		562		82,049		64,481
Loss on disposal of investments		3,410		1,553		3,411		1,553
Loss on disposal of property, plant and equipment		7,238		12,837		17,063		18,131
Loss on valuation of inventories		—		—		—		1,448
Loss on derivative transaction (Note 20)		6,276		—		6,276		—
Others		21,149		107,680		31,895		91,015

		111,177		201,630		270,701		411,948

Income before income taxes		1,249,761		734,702		2,261,349		1,377,219
Income tax expense (Note 24)		335,222		184,707		626,889		358,551

Net income	W	914,539	W	549,995	W	1,634,460	W	1,018,668

Basic and diluted earnings per share (Note 25) (in Korean Won)	W	11,331	W	12,474	W	20,252	W	12,474

POSCO
Non-Consolidated Statements of Cash Flows
Three-month periods and six-month periods ended
June 30, 2004 and 2003
(Unaudited)

	For three-month periods				For six-month periods
	ended June 30				ended June 30

(in millions of Korean Won)	2004		2003		2004		2003
Cash flows from operating activities
Net income	W	914,539	W	549,995	W	1,634,460	W	1,018,668

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		369,383		369,811		731,545		713,831
Accrual of severance benefits		36,896		25,887		57,750		46,043
Loss (gain) on valuation of trading securities, net		211		(153)		(7,615)		(148)
Gain on disposal of trading securities, net		(9,944)		(7,380)		(15,741)		(18,347)
Loss on disposal of property, plant and equipment, net		4,926		11,957		12,940		15,677
Loss on disposal of investments, net		3,410		1,518		2,836		(3,759)
Impairment loss on investments		50		25		5,347		50
Gain on valuation of derivatives		(5,067)		(1,189)		(2,133)		(1,292)
Loss (Gain) on valuation of equity method investments, net		(43,102)		23,530		(52,180)		(3,293)
Stock compensation expense				7,944		—		974
Recovery of stock compensation		(10,638)		—		(3,115)		—
Gain on foreign currency translation, net		(15,948)		(92,972)		(81,064)		(15,998)
Loss on valuation of inventories		—		—		—		1,448
Interest expense		1,870		3,085		3,949		6,517
Interest income		(1,567)		(819)		(3,564)		(1,622)
Others		1,673		76,958		10,211		80,077

		332,153		418,202		659,166		820,158

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		(263,278)		(74,263)		(207,674)		3,541
Decrease (increase) in other accounts and notes receivable		28,009		53,676		(15,797)		57,424
Decrease (increase) in accrued income		45,152		(6,479)		39,232		(9,383)
Decrease (increase) in prepaid expenses		2,563		2,158		(7,875)		(7,363)
Increase in inventories		(164,292)		(32,352)		(355,328)		(24,991)
Increase (decrease) in trade accounts and notes payable		(1,107)		59,247		12,013		(659)
Increase (decrease) in other accounts and notes payable		49,002		(23,738)		84,818		(42,068)
Increase in income tax payable		38,946		16,861		101,187		24,851
Increase in accrued expense		31,669		40,769		15,669		54,939
Payment of severance benefits		(1,264)		(1,346)		(4,925)		(4,676)
Deferred income tax, net		(19,940)		(34,330)		(35,095)		(32,908)
Others		51,062		20,876		90,563		60,086

		(203,478)		21,079		(283,212)		78,793

Net cash provided by operating activities		1,043,214		989,276		2,010,414		1,917,619

POSCO
Non-Consolidated Statements of Cash Flows
Three-month periods and six-month periods ended
June 30, 2004 and 2003
(Unaudited)

	For three-month periods				For six-month periods
	ended June 30				ended June 30
(in millions of Korean Won)	2004		2003		2004		2003
Cash flows from investing activities
Disposal of short-term financial instruments		402,000		223,000		503,500		267,471
Disposal of trading securities		2,094,444		1,882,252		4,215,007		4,890,791
Disposal of available-for-sale securities		918		197,280		3,666		197,280
Repayment of current maturities of held-to-maturity securities		117,005		9,603		137,005		9,603
Disposal of property, plant and equipment		3,743		906		14,559		4,518
Acquisition of short-term financial instruments		(83,400)		(392,879)		(330,937)		(527,459)
Acquisition of trading securities		(2,535,000)		(2,068,923)		(4,374,300)		(4,930,242)
Acquisition of current maturities of held-to-maturity securities		—		(183,608)		—		(193,732)
Acquisition of investments using the equity method		(16,213)		(11,814)		(18,548)		(13,109)
Acquisition of property, plant and equipment		(408,794)		(290,641)		(701,783)		(572,206)
Acquisition of intangible assets		(19,413)		(27,478)		(38,890)		(45,892)
Others		(62,571)		(26,362)		(68,009)		(31,347)

Net cash used in investing activities		(507,281)		(688,664)		(658,730)		(944,324)

Cash flows from financing activities
Proceeds from long-term debt		119		4,258		3,379		5,241
Acquisition of treasury stock		—		—		—		(9,971)
Repayment of current maturities of long-term debt		(203,737)		(8,314)		(509,512)		(378,681)
Repayment of long-term debt		(834)		(378,325)		(3,064)		(8,748)
Payment of cash dividends		(2,486)		(9)		(406,044)		(245,232)

Net cash used in financing activities		(206,938)		(382,390)		(915,241)		(637,391)

Net increase in cash and cash equivalents		328,995		(81,778)		436,443		335,904
Cash and cash equivalents
Beginning of the year		405,941		508,775		298,493		91,093

End of the year	W	734,936	W	426,997	W	734,936	W	426,997

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,900 thousand tons: 12,670 thousand tons at the Pohang mill and 16,230 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and an office in Korea, and a branch and six liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of KRW5,000 per share). The Company retired 2,891,140, 2,807,690 and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001, November 20, 2002 and July 22, 2003, respectively. The Company has decided to retire 1,779,320 shares of treasury stock to be approved by the Board of Directors on July 23, 2004. Accordingly, total issued shares were reduced to 88,966,155 from 90,781,795 as of December 31, 2003. As of June 30, 2004, 88,966,155 shares of common stock were issued.

As of June 30, 2004, the Company’s major shareholders are as follows:

	Number of	Percentage of
	shares	share holding (%)
Pohang University of Science and Technology	2,905,000	3.27
Nippon Steel Corporation	2,894,435	3.25
SK Telecom Co.	2,481,310	2.79
National Pension Corporation	2,191,705	2.46
Government of Singapore	1,778,706	2.00
Others	76,714,999	86.23

	88,966,155	100.00

As of June 30, 2004, the shares of the Company are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York and London Stock Exchanges.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated interim financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. SKFAS No. 1 through No. 9 (except for SKFAS No. 1, which became effective on January 1, 2002) became effective for the Company on January 1, 2003, and the Company has adopted these statements in its non-consolidated financial statements for the year ended December 31, 2003. In addition, the Company has adopted SKFAS No. 10 through 13 (except for SKFAS No. 11) in its non-consolidated interim financial statements for the six-month period ended June 30, 2004.

Revenue Recognition

Revenue from the sales of products is recognized when significant risks and rewards of ownership of the goods are transferred.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method. The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period. No physical count of inventory has been conducted as of June 30, 2004. If the net realizable value of inventories is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of Statement of Korean Financial Accounting Standards No. 8, Investments (SKFAS No. 8). This statement requires investments in equity and debt securities to be classified into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), is recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over twenty years using the straight-line method.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives (years)
Buildings and structures	20 ~ 40 years
Machinery and equipment	8 years
Vehicles	4 years
Tools	4 years
Furniture and fixtures	4 years

Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Intangible Assets

Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives (years)
Intellectual property rights	5 ~ 10 years
Land usage rights	40 years
Port facilities usage rights	2 ~ 33 years
Other intangible assets	4 ~ 20 years

Port facilities usage rights and land usage rights, which represent rights to use certain port facilities and land, are amortized over the term of exclusive rights.

The costs incurred in relation to the development of new products and new technologies (including the development cost of internally used software and related costs) are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

As of June 30, 2004, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to KRW8,138 million for the six-month period ended June 30, 2004.

Discounts on Debentures

Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization of the discount is treated as an interest expense.

Valuation of Assets and Liabilities at Present Value

Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Accrued Severance Benefits

Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

Derivative Instruments

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the statement of income. If the contract expires, the gains and losses from derivative transactions are presented in the statement of income in case of hedges for fluctuations in fair market value, and are offset against the purchasing price of inventories in case of cash flow hedging. Derivative financial instruments for trading purposes are valued at estimated market price, and resulting unrealized gains or losses are recognized in current operations.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is more likely than not that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the period.

Foreign Currency Transactions and Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Translation of Foreign Operations

Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average rate of the reporting period. Gains or losses on translation are offset against each other, and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as a gain or loss upon closing the foreign branch or office.

Impairment of Assets

The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the book value of the impaired asset.

Capitalization of Financing Expenses

The Company has expensed as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

3.	Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of June 30, 2004 and December 31, 2003 consist of the following:

	Annual interest
	rates (%) as of
(in millions of Korean Won)	June 30, 2004	2004	2003
Cash and cash equivalents
Cash on hand and in banks	0.50	1,443	2,273
Checking accounts	—	1,476	2,036
Money market deposit accounts	3.30 ~ 3.48	480,500	10,200
Time deposits in foreign currency	0.03 ~ 1.22	251,517	283,984

		734,936	298,493

Short-term financial instruments
Time deposits	3.90 ~ 4.80	197,400	250,500
Specified money in trust	3.78	2,121	2,121
Time deposits in foreign currency	—	—	2,463
Certificates of deposit	3.90 ~ 4.45	141,000	255,000
Commercial papers	—	—	3,000

		340,521	513,084

Long-term financial instruments
Guarantee deposits for opening accounts	—	45	45

		45	45

		1,075,502	811,622

The Company is required to provide collateral deposits amounting to KRW45 million to open checking accounts and, accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

4.	Accounts and Notes Receivable and Other Receivables

Accounts and notes receivable and other receivables and their allowance for doubtful accounts as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004	2003
Trade accounts and notes receivable	1,615,409	1,407,842
Less: Allowance for doubtful accounts	(16,077)	(14,001)
Present value discount	(262)	(560)

	1,599,070	1,393,281

Other accounts and notes receivable	104,252	86,428
Less: Allowance for doubtful accounts	(44,818)	(43,281)
Present value discount	(54)	(145)

	59,380	43,002

Long-term trade accounts and notes receivable	52,843	52,891
Less: Allowance for doubtful accounts	(98)	(98)
Present value discount	(13,809)	(15,366)

	38,936	37,427

Long-term loans	400	750
Less: Allowance for doubtful accounts	(4)	(8)

	396	742

Accounts stated at present value under rescheduled payment and long-term deferred payment terms are as follows:

			Present
		Face	value	Book	Maturity	Discount
(in millions of Korean Won)	Company	value	discount	value	(date)	rate (%)
Long-term trade accounts receivable	BNG Steel Co., Ltd.	51,300	12,240	39,060	November 2009	8.62
	”	8,956	1,831	7,125	December 2008	8.62
Less: Current portion		(7,679)	(262)	(7,417)

		52,577	13,809	38,768

The Company recorded discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s period-end.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

5.	Inventories

Inventories as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Finished goods	185,415	149,598
Semi-finished goods	480,968	410,997
Raw materials	808,223	512,994
Materials-in-transit	438,756	483,558
Others	2,071	2,113
Less: Provision for valuation loss on inventories	(845)	—

	1,914,588	1,559,260

6.	Trading Securities

Trading securities as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004	2003
Beneficiary certificates	761,625	693,789
Monetary market fund	505,867	348,112
Mutual fund	131,141	174,082

	1,398,633	1,215,983

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

7.	Investment Securities

Investment securities as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Available-for-sale securities	1,894,010	1,954,220
Held-to-maturity securities	42,264	11,207
Equity method investments	1,829,488	1,797,209

	3,765,762	3,762,636

Available-For-Sale Securities

Available-for-sale securities as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Current portion of available-for-sale securities
Investments in bonds	10,159	—

	10,159	—

Available-for-sale securities
Marketable equity securities	1,581,237	1,643,889
Non-marketable equity securities	109,189	95,225
Investments in bonds	203,584	211,564
Equity investments	—	3,542

	1,894,010	1,954,220

	1,904,169	1,954,220

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in marketable equity securities as of June 30, 2004 and December 31, 2003 are as follows:

	2004				2003
	Number of	Percentage of	Acquisition
(in millions of Korean Won)	shares	ownership (%)	cost	Book value	Book value
Hanil Iron & Steel Co., Ltd.	206,798	10.14	2,412	2,078	2,337
HI Steel Co., Ltd.	123,052	9.95	1,608	1,037	1,053
Munbae Steel Co., Ltd.	1,849,380	9.02	3,588	1,581	1,840
Chohung Bank	—	—	—	—	529
Hana Bank	4,617,600	2.34	29,998	112,669	101,587
Korea Investment	588,000	0.76	588	121	185
SK Telecom Co. (*)	5,794,924	7.04	1,657,348	1,101,036	1,153,190
Samjung P&A Co., Ltd.	270,000	9.00	2,714	1,879	1,866
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.46	3,911	516	508
Nippon Steel Corporation	147,876,000	2.17	285,103	360,320	380,794

			1,987,270	1,581,237	1,643,889

(*)	1,696,428 SK Telecom Co. shares classified as available-for-sale securities have been pledged as collateral for exchangeable bonds (Note 12).

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in non-marketable equity securities as of June 30, 2004 and December 31, 2003 are as follows:

	2004					2003
	Number of	Percentage of	Acquisition	Net asset	Book	Book
(in millions of Korean Won)	shares	ownership (%)	cost	value (*)	value	value
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00	8,930	4,422	8,930	8,930
Kihyup Technology Banking Corp.	600,000	10.34	3,000	3,442	3,000	3,000
Powercomm	4,500,000	3.00	153,000	41,045	41,045	41,045
The Siam United Steel	9,000,000	10.00	26,640	9,417	26,640	26,640
POSNESIA Stainless Steel Industry (**)	29,610,000	70.00	9,474	7,370	2,536	2,536
POSCO Terminal (**)	204,000	51.00	1,020	3,784	1,020	1,020
The Seoul Shimun Co., Ltd. (**)	1,614,000	19.40	17,317	8,616	9,551	9,551
Others			16,467	17,555	16,467	2,503

			235,848	95,651	109,189	95,225

(*)	The net asset value of the non-marketable equity securities is determined based on the investee companies’ audited financial statements as of December 31, 2003. However, the net asset value of PT-POSNESIA, which is in the process of liquidation, is based on the financial statements confirmed by its management as of December 31, 2003. The net asset value of the Siam United Steel is based on most recent available financial information, which has not been reviewed or audited as of March 31, 2004. And the net asset value of POSCO Terminal is based on its reviewed financial statements as of June 30, 2004. In addition, Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

(**)	PT-POSNESIA, which is in the process of liquidation, and POSCO Terminal, which has total assets worth less than KRW7,000 million, were excluded from the equity method investments. Also, Korea Daily News changed its name to The Seoul Shinmun Co., Ltd. on January 1, 2004.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in bonds as of June 30, 2004 and December 31, 2003 are as follows:

		2004		2003
		Acquisition
(in millions of Korean Won)	Period	cost	Book value	Book value
Government bonds	less than 1 year	9,999	10,159	—
	1 ~ 5 years	200,152	203,584	211,440
	5 ~ 10 years	—	—	124

		210,151	213,743	211,564

Equity investments as of June 30, 2004 and December 31, 2003 are as follows:

	Percentage of	2004		2003
	Ownership	Acquisition
(in millions of Korean Won)	(%)	cost	Book value	Book value
Stock Market Stabilization Fund	—	—	—	3,542

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustments account. The changes in such differences for the six-month period ended June 30, 2004 and for the year ended December 31, 2003 are as follows:

	2004			2003
	Beginning	Increase	Ending	Beginning	Increase	Ending
(in millions of Korean Won)	balance	(decrease)	balance	balance	(decrease)	balance
Marketable equity securities:
Hanil Iron & Steel Co., Ltd.	(76)	(259)	(335)	(198)	122	(76)
HI Steel Co., Ltd.	(555)	(16)	(571)	(132)	(423)	(555)
Munbae Steel Co., Ltd.	(1,748)	(258)	(2,006)	(2,369)	621	(1,748)
Chohung Bank	(3,227)	3,227	—	(3,201)	(26)	(3,227)
Hana Bank	71,589	11,082	82,671	45,269	26,320	71,589
Korea Investment	(403)	(64)	(467)	(461)	58	(403)
SK Telecom Co.	(504,158)	(52,155)	(556,313)	(330,311)	(173,847)	(504,158)
Samjung P&A Co., Ltd.	(849)	14	(835)	(419)	(430)	(849)
Dong Yang Steel Pipe Co., Ltd.	(3,402)	8	(3,394)	(3,332)	(70)	(3,402)
Nippon Steel Corporation	95,691	(20,474)	75,217	(76,909)	172,600	95,691

	(347,138)	(58,895)	(406,033)	(372,063)	24,925	(347,138)
Non-marketable equity securities:
Powercomm	(111,956)	—	(111,956)	—	(111,956)	(111,956)
The Seoul Shinmun Co., Ltd.	—	2,072	2,072	—	—	—
Investments in Bonds	1,118	2,369	3,487	(2)	1,120	1,118
Stock Market Stabilization Fund (*)	1,179	(1,179)	—	—	1,179	1,179

	(456,797)	(55,633)	(512,430)	(372,065)	(84,732)	(456,797)

(*)	Realized loss from the disposal of available-for-sale securities amounted to KRW2,195 million for the six-month period ended June 30, 2004.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Held-To-Maturity Securities

Held-to-maturity securities as of June 30, 2004 and December 31, 2003 are as follows:

		2004				2003
(in U.S. Dollars and		Acquisition
millions of Korean Won)	Period	cost		Book value		Book value
Current portion of held-to-maturity securities:
Government bonds	Less than 1 year	KRW	—	KRW	—	KRW	139,265
Small and medium industry finance debentures	”		—		—		49,668
Korea Development Bank	”		38,380		39,493		48,298
Bonds in foreign currency	”	US$	3,000,000		3,472		11,352
Monetary stabilization bonds	”	KRW	69,729		69,920		—

		KRW	108,109
		US$	3,000,000		112,885		248,583

Held-to-maturity securities:
Government bonds	1 ~ 5 years		41,095		41,105		10,000
Bonds in foreign currency	”	US$	1,000,000		1,159		1,207

			41,095
		US$	1,000,000		42,264		11,207

			149,204
		US$	4,000,000		155,149		259,790

The Company provided government bonds, amounting to KRW31,105 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site. Interest income accrued from investments in bonds and held-to-maturity securities amounted to KRW8,837 million and KRW10,050 million for the six-month period ended June 30, 2004 and for the year ended December 31, 2003, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Equity Method Investments

Equity method investments as of June 30, 2004 and December 31, 2003 are as follow:

	2004					2003
		Percentage of		Net
	Number of	ownership	Acquisition	asset value
(in millions of Korean Won)	shares	(%)	cost	(*)	Book value	Book value
POSCO E&C	27,281,080	90.94	365,789	742,628	293,840	268,991
Posteel Co., Ltd.	17,155,000	95.31	113,393	257,988	235,830	244,789
POSCON Co., Ltd. (****)	3,098,610	88.04	49,822	79,200	22,826	23,393
Pohang Steel Co., Ltd.	4,000,000	66.67	96,151	269,127	175,029	165,114
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00	17,052	33,147	13,142	11,186
POSDATA Co., Ltd.	4,000,000	64.99	35,000	104,242	57,323	57,891
POSCO Research Institute	3,800,000	100.00	19,000	23,361	23,410	22,535
Seung Kwang Co., Ltd.	2,737,000	66.03	28,408	44,121	29,131	28,274
POS-AC Co., Ltd.	130,000	100.00	1,043	8,190	592	661
Changwon Specialty Steel Co., Ltd.	26,000,000	86.67	260,000	366,047	315,694	307,650
POSCO Machinery Co., Ltd.	1,000,000	100.00	10,000	25,047	14,255	13,377
POSCO Refractories & Environment (POSREC)	3,544,200	60.00	41,210	92,471	51,796	47,949
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00	28,500	35,721	33,934	31,836
eNtoB Corporation	560,000	17.50	2,800	14,571	2,437	2,467
Pohang Steel America Corporation (POSAM)	306,855	99.43	251,643	145,514	126,519	151,447
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00	37,352	49,631	54,178	53,638
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00	7,425	14,831	14,246	13,154
POSCO International Osaka, Inc. (PIO)	800	100.00	4,692	12,137	4,643	3,436
VSC-POSCO Steel Corporation (VPS) (**)	—	35.00	4,758	17,777	5,992	4,956
DALIAN POSCO-CFM Coil Center Co., Ltd. (**)	—	40.00	9,586	33,857	12,238	14,148

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

	2004								2003
		Percentage of			Net
	Number of	ownership	Acquisition		asset value
(in millions of Korean Won)	shares	(%)	cost		(*)		Book value		Book value
POS-Tianjin Coil Center Co., Ltd. (**)	—	10.00		653		13,134		1,326		1,355
Zhangjiagang Pohang Stainless Steel Co., Ltd. (**)	—	82.48		156,819		240,750		166,926		188,353
SHUNDE Pohang Coated Steel Co., Ltd. (**)	—	93.80		23,165		31,665		28,104		28,855
POS-THAI Service Steel Co., Ltd.	477,288	11.67		1,625		8,056		940		931
Myanmar-POSCO Co., Ltd.	13,440	70.00		2,192		6,985		4,984		5,250
POSINVEST	2,000,000	100.00		22,910		36,854		36,856		36,575
KOBRASCO (***)	2,010,719,185	50.00		32,950		5,669		591		440
POSCHROME	21,675	25.00		4,859		32,471		6,997		6,558
Shunde Xingpu Steel Center Co., Ltd. (**)	—	10.50		927		16,885		1,649		1,650
POS-HYUNDAI STEEL	2,345,558	10.00		1,057		7,191		715		628
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00		2,308		9,571		2,806		2,569
POSVINA (**)	—	50.00		1,527		8,439		4,179		3,743
PT POSMI Steel Indonesia	743	9.17		347		2,829		397		387
Qingdao Pohang Stainless Steel Co., Ltd. (**, ****)	—	70.00		49,733		69,359		48,432		33,704
POSCO Venezuela Compania Anonima (POSVEN) (***)	4,480	40.00		—		—		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd. (**, ****)	—	90.00		21,267		22,483		20,226		19,319
POSCO—China Holding Corp. (**, ****)	—	100.00		17,937		17,322		17,305		—

			KRW	1,723,900	KRW	2,899,271	KRW	1,829,488	KRW	1,797,209

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

(*)	Due to the delay in the closing of June 30, 2004 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of June 30, 2004.

(**)	No shares have been issued in accordance with the local laws or regulations.

(***)	As of December 31, 2002, the Company discontinued using the equity method of accounting for investments in KOBRASCO. However, as of December 31, 2003, KOBRASO recovered its net asset value and as a result, the equity method was reapplied. Accordingly, unaccounted equity method valuation loss of KRW16,125 million for the year ended December 31, 2002, has been deducted from the retained earnings before appropriations as of December 31, 2003. In addition, the Company suspended applying the equity method for investments in POSVEN, an investee with no book value. However, unrecognized loss arising from the discontinuation of the equity method is recorded as an allowance for doubtful accounts (Note 15).

(****)	In 2004, POSCON merged with Korea Signal Information Co., Ltd. and accordingly, with the issuance of stock, the percentage of equity ownership in POSCON decreased. The decrease in percentage of ownership in Qingdao Pohang Stainless Steel Co., Ltd. is due the non-participation in the paid-in-capital increase of Qingdao Pohang Stainless Steel Co., Ltd. The Company participated in the paid-in capital increase in POSCO (SUZHOU) Automotive Processing Center Co., Ltd. with POSCO China Holding Corp. and accordingly, the percentage of equity ownership in POSCO (SUZHOU) Automotive Processing Center Co., Ltd. decreased.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

The details of equity method valuation are as follows:

		January 1, 2004 ~ March 31, 2004		April 1, 2004 ~ June 30, 2004		2004
	2004	Valuation gain	Other	Valuation gain	Other	2nd quarter
	Beginning	or loss using	increase or	or loss using	increase or	ending
(in millions of Korean Won)	balance	equity method	decrease (*)	equity method	decrease (*)	balance
POSCO E&C	268,991	14,032	(16,767)	27,514	70	293,840
Posteel Co., Ltd.	244,789	(1,566)	(3,721)	(2,042)	(1,630)	235,830
POSCON Co., Ltd.	23,393	405	(774)	(161)	(37)	22,826
Pohang Steel Co., Ltd.	165,114	1,522	(4,001)	12,393	1	175,029
POSCO Machinery & Engineering Co., Ltd.	11,186	905	—	1,050	1	13,142
POSDATA Co., Ltd.	57,891	762	(1,991)	658	3	57,323
POSCO Research Institute	22,535	133	—	742	—	23,410
Seung Kwang Co., Ltd.	28,274	168	—	688	1	29,131
POS-AC Co., Ltd.	661	81	56	(206)	—	592
Changwon Specialty Steel Co., Ltd.	307,650	3,100	—	4,944	—	315,694
POSCO Machinery Co., Ltd.	13,377	660	—	218	—	14,255
POSCO Refractories & Environment (POSREC)	47,949	2,842	(2,658)	2,452	1,211	51,796
POSTECH Venture Capital Co., Ltd.	31,836	(167)	1,138	1,645	(518)	33,934
eNtoB Corporation	2,467	(75)	—	46	(1)	2,437
POSCO Australia Pty. Ltd. (POSA)	53,638	(601)	(1,285)	5,193	(2,767)	54,178
POSCO Asia Co., Ltd. (POA)	13,154	54	(506)	1,573	(29)	14,246
POSCO International Osaka, Inc. (PIO)	3,436	1,502	(2,397)	2,336	(234)	4,643
VSC-POSCO Steel Corporation (VPS)	4,956	1,422	(325)	270	(331)	5,992
DALIAN POSCO-CFM Coil Center Co., Ltd.	14,148	(459)	(534)	(905)	(12)	12,238
POS-Tianjin Coil Center Co., Ltd.	1,355	8	(50)	14	(1)	1,326

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

		January 1, 2004 ~ March 31, 2004		April 1, 2004 ~ June 30, 2004		2004
	2004	Valuation gain	Other	Valuation gain	Other	2nd quarter
	Beginning	or loss using	increase or	or loss using	increase or	ending
(in millions of Korean Won)	balance	equity method	decrease (*)	equity method	decrease (*)	balance
Zhangjiagang Pohang Stainless Steel Co., Ltd.	188,353	(3,555)	(7,357)	(11,961)	1,446	166,926
SHUNDE Pohang Coated Steel Co., Ltd.	28,855	781	(1,094)	(412)	(26)	28,104
POS-THAI Service Steel Co., Ltd.	931	42	(34)	33	(32)	940
Myanmar-POSCO Co., Ltd.	5,250	2	(189)	(74)	(5)	4,984
POSINVEST	36,575	936	(1,371)	757	(41)	36,856
KOBRASCO	440	1,272	(609)	(383)	(129)	591
POSCHROME	6,558	(379)	177	608	33	6,997
Shunde Xingpu Steel Center Co., Ltd.	1,650	17	(61)	45	(2)	1,649
POS-HYUNDAI STEEL	628	86	(1)	36	(34)	715
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,569	(48)	(93)	386	(8)	2,806
POSVINA	3,743	520	(180)	317	(221)	4,179
PT POSMI Steel Indonesia (POSMI)	387	11	(8)	8	(1)	397
Qingdao Pohang Stainless Steel Co., Ltd.	33,704	—	(1,246)	(119)	16,093	48,432
POSVEN	—	—	—	—	—	—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	19,319	(532)	1,657	(193)	(25)	20,226
POSCO—China Holding Corp.	—	30	17,303	(11)	(17)	17,305
Pohang Steel America Corporation (POSAM)	151,447	(14,833)	(5,607)	(4,357)	(131)	126,519

	1,797,209	9,078	(32,528)	43,102	12,627	1,829,488

(*)	Other increase or decrease represents the fluctuations of investment securities due to acquisitions (disposals) in the current period, dividends received, valuation gain or loss on investment securities, and changes in retained earnings.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

		January 1, 2003 ~ March 31, 2003		April 1, 2003 ~ June 30, 2003		July 1, 2003 ~ December 31, 2003
		Valuation		Valuation		Valuation
	2003	gain or loss	Other	gain or loss	Other	gain or loss	Other	2003
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	ending
(in millions of Korean Won)	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance
POSCO E&C	217,599	21,052	16,958	(21,429)	(3,711)	69,352	(30,830)	268,991
Posteel Co., Ltd.	267,792	3,827	6,117	(4,679)	(42)	3,452	(31,678)	244,789
POSCON Co., Ltd.	24,643	716	677	133	—	(2,775)	(1)	23,393
Pohang Steel Co., Ltd.	162,938	5,144	(6,659)	3,088	—	602	1	165,114
POSCO Machinery & Engineering Co., Ltd.	10,810	431	—	122	—	(177)	—	11,186
POSDATA Co., Ltd.	62,500	(7,080)	4	1,210	—	1,258	(1)	57,891
POSCO Research Institute	22,228	173	—	126	—	(65)	73	22,535
Seung Kwang Co., Ltd.	26,610	214	—	787	—	663	—	28,274
POS-AC Co., Ltd.	1,468	(458)	—	(261)	—	(88)	—	661
Changwon Specialty Steel Co., Ltd.	304,070	(511)	3,015	2,652	—	(1,577)	1	307,650
POSCO Machinery Co., Ltd.	13,609	192	—	219	—	(642)	(1)	13,377
POSCO Refractories & Environment (POSREC)	42,689	1,700	(1,419)	1,782	(246)	3,091	352	47,949
POSTECH Venture Capital Co., Ltd.	32,690	170	(439)	229	115	(1,029)	100	31,836
The Seoul Shinmun Co., Ltd.	13,023	(992)	770	(1,083)	774	(799)	(11,693)	—

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

		January 1, 2003 ~ March 31, 2003		April 1, 2003 ~ June 30, 2003		July 1, 2003 ~ December 31, 2003
		Valuation		Valuation		Valuation
	2003	gain or loss	Other	gain or loss	Other	gain or loss	Other	2003
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	ending
(in millions of Korean Won)	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance
eNtoB Corporation	1,879	(93)	—	559	—	122	—	2,467
POSCO Australia Pty. Ltd. (POSA)	48,517	(184)	5,292	(2,403)	(211)	(3,602)	6,229	53,638
POSCO Asia Co., Ltd. (POA)	8,890	1,573	445	1,675	(548)	1,028	91	13,154
POSCO International Osaka, Inc. (PIO)	—	—	—	—	—	(6,618)	10,054	3,436
VSC-POSCO Steel Corporation (VPS)	5,850	552	380	(37)	(384)	(80)	(1,325)	4,956
DALIAN POSCO-CFM Coil Center Co., Ltd.	19,206	972	914	(1,221)	(2,653)	(3,124)	54	14,148
POS-Tianjin Coil Center Co., Ltd.	1,212	84	55	59	(66)	3	8	1,355
Zhangjiagang Pohang Stainless Steel Co., Ltd.	146,393	9,209	6,896	(2,053)	(7,841)	(1,215)	36,964	188,353
SHUNDE Pohang Coated Steel Co., Ltd.	30,955	1,783	2,699	(1,580)	(3,010)	(2,109)	117	28,855
POS-THAI Service Steel Co., Ltd.	740	16	38	(38)	(21)	141	55	931
Myanmar-POSCO Co., Ltd.	4,633	379	303	274	(254)	(113)	28	5,250
POSINVEST	34,295	92	1,526	1,182	(1,729)	1,044	165	36,575
KOBRASCO	—	—	—	—	—	21,304	(20,864)	440

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

			January 1, 2003 ~ March 31, 2003		April 1, 2003 ~ June 30, 2003		July 1, 2003 ~ December 31, 2003
			Valuation		Valuation		Valuation
	2003		gain or loss	Other	gain or loss	Other	gain or loss	Other	2003
	Beginning		using equity	increase or	using equity	increase or	using equity	increase or	ending
(in millions of Korean Won)	balance		method	decrease (*)	method	decrease (*)	method	decrease (*)	balance
POSCHROME		3,833	307	1,295	312	92	(10)	729	6,558
Shunde Xingpu Steel Center Co., Ltd.		1,584	17	71	79	(81)	(28)	8	1,650
POS-HYUNDAI STEEL		482	18	19	42	(12)	65	14	628
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,308	77	101	(1,973)	(116)	2,160	12	2,569
POSVINA		—	1,533	2,116	(24)	(204)	361	(39)	3,743
PT POSMI Steel Indonesia (POSMI)		347	11	7	11	(8)	18	1	387
Qingdao Pohang Stainless Steel Co., Ltd.		8,859	—	324	—	3,382	—	21,139	33,704
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		—	—	—	—	—	—	19,319	19,319
Pohang Steel America Corporation (POSAM)		159,598	(14,101)	(5,808)	(1,290)	(7,123)	(9,093)	29,264	151,447

	KRW	1,682,250	26,823	35,697	(23,530)	(23,897)	71,520	28,346	1,797,209

(*)	Other increase or decrease represents the fluctuations of investment securities due to acquisitions (disposals) in 2003, dividends received, valuation gain or loss on investment securities, and changes in retained earnings.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Details of differences between the initial purchase price and the Company’s initial proportionate ownership of the book value of the investee are as follows:

	2004	January 1, 2004 ~ March 31, 2004		April 1, 2004 ~ June 30, 2004		2004 2nd quarter
	Beginning	Increase or	Amortization	Increase or	Amortization	ending
(in millions of Korean Won)	balance	decrease (*)	(recovery)	decrease (*)	(recovery)	balance
POSCO Refractories & Environment (POSREC)	(1,640)	—	(158)	—	(159)	(1,323)
Pohang Steel America Corporation (POSAM)	720	—	40	—	39	641
SHUNDE Pohang Coated Steel Co., Ltd. (**)	(105)	—	(7)	—	(7)	(91)
Posmmit Steel Centre SDN BHD (POS-MMIT)	79	—	5	—	5	69
PT POSMI Steel Indonesia (POSMI)	157	—	10	—	10	137

	(789)	—	(110)	—	(112)	(567)

(*)	Increase or decrease represents additional acquisitions of investment securities and other.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

	2003	January 1, 2003 ~ March 31, 2003		April 1, 2003 ~ June 30, 2003		July 1, 2003 ~ December 31, 2003		2003
	Beginning	Increase or	Amortization	Increase or	Amortization	Increase or	Amortization	ending
(in millions of Korean Won)	balance	decrease (*)	(recovery)	decrease (*)	(recovery)	decrease (*)	(recovery)	balance
Changwon Specialty Steel Co., Ltd.	(2,603)	2,603	—	—	—	—	—	—
POSCO Refractories & Environment (POSREC)	(2,879)	256	(158)	—	(158)	350	(317)	(1,640)
Pohang Steel America Corporation (POSAM)	150	(3)	8	—	8	636	47	720
SHUNDE Pohang Coated Steel Co., Ltd.	253	(382)	(4)	—	(7)	—	(13)	(105)
Posmmit Steel Centre SDN BHD (POS-MMIT)	83	16	5	—	5	—	10	79
PT POSMI Steel Indonesia (POSMI)	241	(44)	10	—	10	—	20	157

	(4,755)	2,446	(139)	—	(142)	986	(253)	(789)

(*)	Increase or decrease represents additional acquisitions of investment securities and other.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Details on the elimination of unrealized profit from inter-company transactions for the six-month periods ended June 30, 2004 and 2003 are as follows:

	January 1, 2004 ~ June 30, 2004			January 1, 2003 ~ June 30, 2003
		Tangible and			Tangible and
(in millions of Korean Won)	Inventories	intangible assets	Total	Inventories	intangible assets	Total
POSCO E&C	—	7,346	7,346	(86)	(19,876)	(19,962)
Posteel Co., Ltd.	(6,891)	11	(6,880)	(5,463)	(5)	(5,468)
POSCO Refractories & Environment (POSREC)	671	(75)	596	5	(355)	(350)
POSDATA Co., Ltd.	(7)	(968)	(975)	—	(1,654)	(1,654)
POS-AC Co., Ltd.	—	(1,013)	(1,013)	—	(550)	(550)
POSCON Co., Ltd.	(82)	551	469	—	(796)	(796)
Changwon Specialty Steel Co., Ltd	(818)	(10)	(828)	144	(106)	38
POSCO Machinery Co., Ltd.	(22)	(932)	(954)	—	(1,474)	(1,474)
POSCO Machinery & Engineering Co., Ltd.	(37)	604	567	(7)	(174)	(181)
Pohang Coated Steel Co., Ltd.	(2,736)	(433)	(3,169)	248	—	248
eNtoB Corporation	(90)	(2)	(92)	(42)	(5)	(47)
Pohang Steel America Corporation (POSAM)	(12,230)	—	(12,230)	(7,898)	—	(7,898)
POSCO Australia Pty. Ltd. (POSA)	(173)	—	(173)	385	—	385
POSCO Asia Co., Ltd. (POA)	(186)	—	(186)	(210)	—	(210)
POSCO International Osaka, Inc.	(595)	—	(595)	—	—	—
VSC-POSCO Steel Corporation (VPS)	—	31	31	—	34	34
DALIAN POSCO-CFM Coil Center Co., Ltd.	(636)	—	(636)	(84)	—	(84)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	(23,767)	9	(23,758)	(4,642)	9	(4,633)
Shunde Xingpu Steel Center Co., Ltd.	(739)	—	(739)	(188)	—	(188)
POS-THAI STEEL SERVICE	—	—	—	(57)	—	(57)
KOBRASCO	(771)	—	(771)	—	—	—
POSCHROME	(891)	—	(891)	5	—	5
Posmmit Steel Centre SDN BHD (POS-MMIT)	(135)	—	(135)	(2,059)	—	(2,059)
POSVINA	—	—	—	(369)	—	(369)
SHUNDE Pohang Coated Steel Co., Ltd.	(18)	—	(18)	—	—	—
POS-Qingdao Coil Center Co., Ltd.	—	(119)	(119)	—	—	—
POSCO-China Holding Corp.	—	(17)	(17)	—	—	—

	(50,153)	4,983	(45,170)	(20,318)	(24,952)	(45,270)

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

	April 1, 2004 ~ June 30, 2004			April 1, 2003 ~ June 30, 2003
		Tangible and			Tangible and
(in millions of Korean Won)	Inventories	intangible assets	Total	Inventories	intangible assets	Total
POSCO E&C	—	1,277	1,277	(86)	(22,247)	(22,333)
Posteel Co., Ltd.	(7,475)	7	(7,468)	(5,373)	(8)	(5,381)
POSCO Refractories & Environment (POSREC)	(109)	(5)	(114)	—	(234)	(234)
POSDATA Co., Ltd.	(7)	(451)	(458)	—	(1,383)	(1,383)
POS-AC Co., Ltd.	—	(753)	(753)	—	(485)	(485)
POSCON Co., Ltd.	(64)	(178)	(242)	1	(586)	(585)
Changwon Specialty Steel Co., Ltd.	(360)	(10)	(370)	(63)	(106)	(169)
POSCO Machinery Co., Ltd.	(5)	(320)	(325)	—	(779)	(779)
POSCO Machinery & Engineering Co., Ltd.	(15)	9	(6)	(1)	(123)	(124)
Pohang Coated Steel Co., Ltd.	1,366	(433)	933	(700)	—	(700)
eNtoB Corporation	(18)	(2)	(20)	12	(3)	9
Pohang Steel America Corporation (POSAM)	(3,337)	—	(3,337)	3,051	—	3,051
POSCO Australia Pty. Ltd. (POSA)	(99)	—	(99)	60	—	60
POSCO Asia Co., Ltd. (POA)	160	—	160	(215)	—	(215)
POSCO International Osaka, Inc.	232	—	232	—	—	—
VSC-POSCO Steel Corporation (VPS)	—	13	13	—	17	17
DALIAN POSCO-CFM Coil Center Co., Ltd.	(747)	—	(747)	(84)	—	(84)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	(15,452)	5	(15,447)	(4,642)	5	(4,637)
Shunde Xingpu Steel Center Co., Ltd.	(841)	—	(841)	(188)	—	(188)
POS-THAI STEEL SERVICE	—	—	—	(57)	—	(57)
KOBRASCO	(240)	—	(240)	—	—	—
POSCHROME	(130)	—	(130)	(8)	—	(8)
Posmmit Steel Centre SDN BHD (POS-MMIT)	(135)	—	(135)	(2,059)	—	(2,059)
POSVINA	—	—	—	(369)	—	(369)
SHUNDE Pohang Coated Steel Co., Ltd.	(18)	—	(18)	—	—	—
POS-Qingdao Coil Center Co., Ltd.	—	(119)	(119)	—	—	—
POSCO-China Holding Corp.	—	(17)	(17)	—	—	—

	(27,294)	(977)	(28,271)	(10,721)	(25,932)	(36,653)

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Valuation gains and losses on investments recorded as capital adjustments for the six-month period ended June 30, 2004 and for the year ended December 31, 2003 are as follows:

(in millions of Korean Won)	2004	2003
Gain on valuation of investments using equity method	151,329	173,099
Loss on valuation of investments using equity method	(25,372)	(17,435)

	125,957	155,664

8.	Property, Plant and Equipment

Property, plant and equipment as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004	2003
Buildings and structures	4,507,158	4,478,270
Machinery and equipment	18,547,378	18,441,568
Tools	104,854	101,032
Vehicles	141,540	142,623
Furniture and fixtures	127,972	125,727

	23,428,902	23,289,220
Less: Accumulated depreciation	(17,025,650)	(16,439,024)

	6,403,252	6,850,196
Construction-in-progress	1,509,259	1,067,017
Less: Accumulated impairment loss	(83,617)	(83,617)

	1,425,632	983,400
Land	863,907	871,596

	8,692,792	8,705,192

The value of the land, based on the posted price issued by the Korean tax authority, amounted to KRW2,616,658 million and KRW2,450,978 million as of June 30, 2004 and December 31, 2003, respectively.

As of June 30, 2004 and December 31, 2003, property, plant and equipment are insured against fire and other casualty losses up to KRW3,096,941 million and KRW3,101,550 million, respectively. In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by KRW3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to KRW3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. By a resolution of the Board of Directors in May 1998, the construction on the Minimill has been temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and instead use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. Previously recognized impairment loss on the buildings and machinery in Gwangyang No. 2 Minimill amounted to KRW4,795 million and KRW235,219 million, respectively, as of December 31, 2002. In June 2003, due to a continuing unfavorable market condition, the Company amended its plan and concluded that only a portion of buildings of the No. 2 Minimill will be used for the TWB project. In addition, with the approval of Board of Directors, the Company is negotiating the terms of sales agreement and the selling price for the machinery of the No. 2 Minimill with a third party as of December 31, 2003. Accordingly, the Company recognized an additional impairment loss on the area of the buildings, which would not be used for the TWB project, and machinery based on the net realizable value and estimated selling price, respectively. For the year ended December 31, 2003, the Company recognized an impairment loss on the buildings and machinery amounting to KRW78,822 million and KRW71,928 million, respectively. No additional impairment loss on the buildings and machinery was recognized for the six-month period ended June 30, 2004. Accumulated impairment loss on the buildings and machinery as of June 30, 2004 amounted to KRW83,617 million and KRW307,147 million, respectively. As of June 30, 2004, the Company has reclassified related machinery held to be disposed in the future as other investment assets.

The changes in the carrying value of property, plant and equipment for the six-month period ended June 30, 2004 and three-month period ended June 30, 2004 is as follows:

(in millions	As of			Impairment			As of
of Korean Won)	January 1, 2004	Acquisition	Disposal	loss	Others (*)	Depreciation (**)	June 30, 2004
Land	871,596	—	3,355	—	(4,334)	—	863,907
Building	1,868,025	19,121	8,073	—	3,061	64,377	1,817,757
Structures	916,004	14,906	2,388	—	(34)	36,650	891,838
Machinery & Equipment	3,979,878	214,685	5,178	—	(4,259)	572,799	3,612,327
Vehicles	27,543	1,386	215	—	(16)	4,364	24,334
Tools	24,417	5,291	69	—	(1)	5,330	24,308
Furniture & Fixtures	34,329	4,731	206	—	(77)	6,088	32,689
Construction- in- Progress	983,400	633,691	—	—	(191,459)	—	1,425,632

Total	8,705,192	893,811	19,484	—	(197,119)	689,608	8,692,792

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

(in millions	As of			Impairment			As of
of Korean Won)	March 1, 2004	Acquisition	Disposal	loss	Others (*)	Depreciation (**)	June 30, 2004
Land	866,060	—	127	—	(2,026)	—	863,907
Building	1,839,206	10,651	280	—	705	32,525	1,817,757
Structures	904,105	8,071	1,811	—	—	18,527	891,838
Machinery & Equipment	3,757,901	146,877	2,774	—	(233)	289,444	3,612,327
Vehicles	25,807	883	—	—	(16)	2,340	24,334
Tools	23,368	3,693	—	—	(1)	2,752	24,308
Furniture & Fixtures	32,789	3,029	2	—	54	3,181	32,689
Construction in- Progress	1,189,645	340,530	—	—	(104,543)	—	1,425,632

Total	8,638,881	513,734	4,994	—	(106,060)	348,769	8,692,792

(*)	Includes foreign currency translation adjustments and transfers of an asset.

(**)	Includes depreciation expenses on assets not in use.

The Company’s expenditures in relation to construction-in-progress amounted to KRW633,123 million and KRW356,433 million for the six-month period ended June 30, 2004 and three-month period ended June 30, 2004, respectively.

As of June 30, 2004 and December 31, 2003, fully depreciated property, plant and equipment still in use amounted to KRW49 million and KRW47 million, respectively.

As of June 30, 2004 and December 31, 2003, the book values of property, plant and equipment, of which operations have been temporary suspended, amounted to KRW2,155 million and KRW2,666 million, respectively.

9.	Intangible Assets

The changes in the carrying value of intangible assets, net of accumulated amortization, for the six-month period ended June 30, 2004 and three-month period ended June 30, 2004 are as follows:

(in millions	As of				As of
of Korean Won)	January 1, 2004	Acquisition	Disposal	Amortization	June 30, 2004
Intellectual property rights	495	—	—	63	432
Land usage rights	3	—	—	—	3
Port facilities usage rights	129,698	—	—	8,138	121,560
Other intangible assets	220,178	39,313	86	34,077	225,328

Total	350,374	39,313	86	42,278	347,323

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

(in millions	As of				As of
of Korean Won)	March 31, 2004	Acquisition	Disposal	Amortization	June 30, 2004
Intellectual property rights	464	—	—	32	432
Land usage rights	3	—	—	—	3
Port facilities usage rights	125,273	—	—	3,713	121,560
Other intangible assets	222,686	19,680	—	17,038	225,328

Total	348,426	19,680	—	20,783	347,323

The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

Research and development costs for the three-month periods ended June 30, 2004 and 2003 and six-month periods ended June 30, 2004 and 2003 are as follows:

	For the three-month		For the six-month periods
	periods ended June 30		ended June 30
(in millions of Korean Won)	2004	2003	2004	2003
Ordinary research cost	1,677	1,568	2,695	3,011
Development cost	85,812	51,262	141,089	99,092

	87,489	52,830	143,784	102,103

10.	Other Assets

Other assets as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Other current assets
Short-term loans	2,666	2,667
Accrued income	9,682	48,913
Prepaid expenses	10,578	2,580
Others	3,568	5,522
Less: Allowance for doubtful accounts	(3,497)	(3,525)

	22,997	56,157

Other long-term assets
Guarantee deposits (Note 26)	1,420	1,418
Other investment assets (Notes 15 and 20)	377,475	393,939
Less: Allowance for doubtful accounts	(173,019)	(173,016)

	205,876	222,341

	228,873	278,498

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

11.	Current Portion of Long-Term Debt

Current portion of long-term debt as of June 30, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean Won)	rate (%)	2004	2003
Foreign currency borrowings, in Won equivalent	4.60 ~ 4.90	7,916	14,644
Loans from foreign financial institutions	LIBOR + 0.80,
	1.90 ~ 2.00	10,425	202,959
Debentures	5.00 ~ 7.38	938,458	708,285

		956,799	925,888
Less: Discount on debentures issued		(1,815)	(1,233)

		954,984	924,655

12.	Long-Term Debt

Long-term debt as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Foreign currency borrowings, in Won equivalents (Note 26)	17,109	25,392
Loans from foreign financial institutions (Note 26)	67,633	273,897
Debentures (Note 26)	2,906,781	3,281,156

	2,991,523	3,580,445
Less: Current portion	(956,799)	(925,888)
Discount on debentures issued	(8,978)	(13,774)

	2,025,746	2,640,783

Long-term foreign currency borrowings as of June 30, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean Won)	rate (%)	2004	2003
MIZUHO	4.90	5,873	12,494
Development Bank of Japan	4.60	11,236	12,898

		17,109	25,392
Less: Current portion		(7,916)	(14,644)

		9,193	10,748

Loans from foreign financial institutions as of June 30, 2004 and December 31, 2003 are as follows:

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

	Annual interest
(in millions of Korean Won)	rate (%)	2004	2003
Commerzbank and others	1.90 ~ 2.00	10,403	28,622
Sumitomo Mitsui	LIBOR + 0.80	57,230	65,605
Citi Corp.	LIBOR + 0.60	—	179,670

		67,633	273,897
Less: Current portion		(10,425)	(202,959)

		57,208	70,938

Certain loans from foreign financial institutions are covered by guarantees provided by Korea Development Bank amounting to KRW10,459 million and KRW11,872 million as of June 30, 2004 and December 31, 2003, respectively.

Debentures outstanding as of June 30, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean Won)	rate (%)	2004	2003
Domestic debentures	5.00 ~ 8.00	1,300,000	1,600,000
Yankee Bonds	7.13 ~ 7.38	738,298	767,316
Samurai Bonds	1.84	319,209	335,880
Exchangeable bonds (*)	—	549,274	577,960

		2,906,781	3,281,156
Less: Current portion		(938,458)	(708,285)
Discount on debentures issued		(8,978)	(13,774)

		1,959,345	2,559,097

(*)	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co. ADSs (American Depository Shares).

As of June 30, 2004, 1,696,428 shares of SK Telecom Co. act as collateral pursuant to exchangeable bonds.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Details of exchangeable bonds as of June 30, 2004 are as follows:

Issuance date:		August 20, 2003
Maturity date:		August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:		Interest rate of zero percent
Face value:		JPY51,622,000,000
Issuance price:		JPY51,880,110,000
Exchangeable price:		JPY3,398/ADS
Exercise period	Call:	Commencing ten business days following the issuance date until ten business days prior to maturity date
	Put:	Exactly three years following the payment date

On August 20, 2003, the Company disposed 1,696,428 shares of SK Telecom Co. to Zeus (Cayman), an tax-exempted company formed with a limited liability under the laws of the Cayman Islands (the “Issuer”). Zeus (Cayman), then issued “Zero Coupon Guaranteed Exchangeable Notes” amounting to JPY51,622,000,000 due in 2008 which are fully and unconditionally guaranteed by the Company. The notes do not bear interest and are exchangeable, at the option of the holders, with SK Telecom Co. ADSs. In accordance with the Korean generally accepted accounting principles and considering the substance of the transaction, the Company has accounted for the above transaction as a borrowing transaction.

Maturities of long-term debt outstanding as of June 30, 2004 are as follows:

			Loans from foreign
		Foreign currency	financial
(in millions of Korean Won)	Debentures	borrowings	institutions	Total
July 2005 ~ June 2006	919,209	2,043	10,425	931,677
July 2006 ~ June 2007	499,840	2,043	10,425	512,308
July 2007 ~ June 2008	—	2,043	10,425	12,468
July 2008 ~ June 2009	549,274	2,043	10,426	561,743
Thereafter	—	1,021	15,507	16,528

Total	1,968,323	9,193	57,208	2,034,724

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

13.	Accrued Severance Benefits

Details of accrued severance benefits for the six-month period ended June 30, 2004 are as follows:

	Accrued severance	National Pension	Group severance
(in millions of Korean Won)	benefits	Fund	insurance deposits
Beginning balance	292,577	116	171,351
Increase	58,741	—	33,623
Decrease	4,925	11	2,199

Ending Balance	346,393	105	202,775

As of June 30, 2004, the Company has funded approximately 58.54% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

14.	Other Liabilities

Other liabilities as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Other current liabilities
Advances received	24,372	36,386
Unearned revenue	1,312	2,046
Others (Note 20)	172,386	44,495

	198,070	82,927
Other long-term liabilities
Others (Note 19)	38,142	43,837

	236,212	126,764

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

15.	Commitments and Contingencies

As of June 30, 2004, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

	Guarantees
(in U.S. Dollars, Japanese Yen and millions of Korean Won)	provided		Won equivalent		Financial institution
Related company
VPS	US$	1,231,579	KRW	1,419	Credit Lyonnais
POS-HYUNDAI		32,258		37	India Development Bank and others
POSINVEST		132,000,000		152,130	Industrial and Commercial Bank of China and others
Zhangjiagang Pohang Stainless Steel Co., Ltd.		10,000,000		11,525	Bank of China
POSMI		1,800,000		2,075	Korea Exchange Bank

	US$	145,063,837	KRW	167,186

Others
Dae Kyeong Special Steel Co., Ltd.	KRW	3,886	KRW	3,886	Korea Development Bank
	US$	3,085,600		3,369
DC Chemical Co., Ltd.	KRW	1,921		1,921	LG-Caltex Gas
The Siam United Steel	US$	9,000,000		10,373	J-BIC
Zeus	JPY	51,622,000,000		547,193	Related creditors

	KRW	5,807
	US$	12,085,600
	JPY	51,622,000,000		566,742

	KRW	5,807
	US$	157,149,437
	JPY	51,622,000,000	KRW	733,928

As of December 31, 2003, the Company has outstanding payment guarantees for affiliated companies and others amounting to KRW176,800 million and KRW600,069 million, respectively.

As of June 30, 2004, the Company has a blank promissory note and others with the Korea Development Bank, as collateral for loans from foreign financial institutions.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of June 30, 2004, 146 million tons of iron ore and 109 million tons of coal remained to be purchased under such long-term contracts.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

The Company has a bank overdraft agreement with Woori Bank amounting to KRW200,000 million as of June 30, 2004.

In order to meet its Liquefied Natural Gas (LNG) needs, the Company entered into an agreement with Tangguh LNG in Indonesia on August 14, 2003. As a result, commencing from 2005, 550,000 tons will be purchased annually for a period of 20 years.

The Company has guaranteed usage of the bulk carriers of Keo Yang Shipping Co., Ltd. in order to ensure the transportation of raw materials through 2010.

As of June 30, 2004, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Co., Ltd. The Company’s rent expenses, with respect to the above lease agreements, amounted to KRW3,600 million for the six-month period ended June 30, 2004 and KRW1,805 million for the three-month period ended June 30, 2004, respectively. Future lease payments under the above lease agreements are as follows:

(in millions of Korean Won)

July 1, 2004 ~ December 31, 2004	3,277
2005	5,631
2006	2,496
2007	48

11,452

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.

In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was approved. Accordingly, the payment amounting to KRW172,996 million made on behalf of POSVEN and recorded as other investment assets, was fully provided with an allowance for doubtful accounts as of December 31, 2003. The Company then suspended applying the equity method for POSVEN due to its negative book value. Subsequently, the company received liquidation dividends from POSVEN, which is now under going liquidation process, amounting to KRW66 billion on July 14, 2004 (Note 7).

The Company is named as a defendant in various domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims with the Company as the defendant amounted to approximately KRW1,616 million in seven cases, which are pending as of June 30, 2004. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in any material ultimate loss to the Company.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

16.	Capital Surplus

Capital surplus as of June 30, 2004 and December 31, 2003 consists of the following:

(in millions of Korean Won)	2004	2003
Revaluation surplus (Note 8)	3,172,776		3,172,776
Additional paid-in capital	463,825		463,825
Other capital surplus (*)	70,986		70,986

	3,707,587	KRW	3,707,587

(*)	Other capital surplus consists of gain on sale of treasury stock and others.

17.	Retained Earnings

Retained earnings as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Appropriated
Legal reserve	241,202	241,202
Reserve for research and human resource development	880,000	746,667
Reserve for business rationalization	918,300	918,300
Reserve for business expansion	7,157,500	6,119,500
Appropriated retained earnings for dividends	184,398	144,044

	9,381,400	8,169,713
Unappropriated	1,716,957	1,697,724

	11,098,357	9,867,437

Legal Reserve

The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Other Legal Reserve

Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss, and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Interim Dividend

The Company declared interim dividends which are scheduled to be approved through a resolution of the Board of Directors on July 23, 2004. Details of interim dividends in 2004 and 2003 are as follows:

	2004		2003
	Dividend	Dividend	Dividend	Dividend
(in millions of Korean Won)	ratio (%)	amount	ratio (%)	amount
Common shares	30	121,062	20	81,649

Dividend Payout Ratio

(in millions of Korean Won)	2004	2003
Interim dividends	121,062	81,649
Net income	1,634,460	1,018,668
Dividend payout ratio	7.41%	8.02%

Dividend Yield Ratio

(in millions of Korean Won)	2004	2003
Interim dividend per share	1,500	1,000
Market price as of balance sheet date	149,000	124,000
Dividend yield ratio	1.01%	0.81%

18.	Capital Adjustments

Capital adjustments as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Treasury stock	(838,169)	(838,169)
Valuation gain on investment securities (Note 7)	(386,473)	(301,133)
Valuation gain on derivatives	—	4,153
Foreign-based operations translation adjustment	30,079	35,719

	(1,194,563)	(1,099,430)

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

As of June 30, 2004, the Company holds 7,346,200 and 912,010 shares of its own common stock amounting to KRW737,055 million and specified money in trust amounting to KRW101,114 million, respectively.

The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, the Company decided to sell 1,557,211 shares of its treasury stock to the association of employee stock ownership on July 26, 2004, which is to be approved by the Board of Directors on July 23, 2004, and the difference between the fair value and the proceeds from the sale was recognized as welfare expenses.

Certain translation gains, which are included in the capital adjustments resulting from foreign-based transactions such as coming from the Japanese branch and as discussed in note 2, to the non-consolidated financial statements, amounted to KRW30,079 million and KRW35,719 million as of June 30, 2004 and December 31, 2003, respectively.

19.	Stock Appreciation Rights

The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant
Before the modifications (*):
Number of shares	488,000 shares	60,000 shares	22,000 shares	141,500 shares
Exercise price	KRW98,400 per share	KRW135,800 per share	KRW115,600 per share	KRW102,900 per share
After the modifications (*):
Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002	April 26, 2003
Exercise price	KRW98,900 per share	KRW136,400 per share	KRW116,100 per share	KRW102,900 per share
Number of shares	399,849 shares	57,036 shares	20,913 shares	138,670 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005
	~	~	~	~
	July 23, 2008	April 27, 2009	Sept. 18, 2009	April 26, 2010
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

(*)	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolution of the Board of Directors on April 26, 2003 and October 17, 2003.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

The Company applied the intrinsic value method to calculate the compensation cost related to the stock appreciation rights, and such compensation costs are amortized over the vesting period of the stock grants.

The compensation costs for stock appreciated rights granted to employees and executives recognized for the six-month period ended June 30, 2004 and for the prior and future periods are as follows.

	1st Grant		2nd Grant		3rd Grant		4th Grant		Total
Prior periods	KRW	23,573	KRW	770	KRW	489	KRW	2,349	KRW	27,181
For the six-month period ended June 30		(3,603)		(416)		5		899		(3,115)
Future periods		—		—		60		2,256		2,316

	KRW	19,970	KRW	354	KRW	554	KRW	5,504	KRW	26,382

20.	Derivatives

The Company has entered into cross currency swap agreements with financial institutions to reduce currency risks. Currency swap contracts outstanding as of June 30, 2004 are as follows:

(in U.S. Dollars and		Contract amount		Annual interest rate (%)
thousands of Japanese Yen)	Period	Receipts	Payments	Receipts	Payments
Citi Corp. and others	March 2002 ~ July 2004	US$174,000	JPY 22,867,580	7.13	2.93

The Company has recognized accumulated valuation loss on currency swap amounting to KRW39,354 million as of June 30, 2004. Also, the Company has recognized a currency swap valuation gain amounting to KRW2,115 million as a current period gain with a corresponding decrease in current liabilities.

Details of nickel future contracts used to hedge cash flow risks are as follows:

Purchase price
(in U.S. Dollars)	Period	Basic unit	Quantity	per ton
Sempra Metals Ltd.	June 18, 2004 ~ Aug. 6, 2004	Lot	51(*)	US$15,350

(*)	1 Lot = 6 tons

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

In order to hedge the price fluctuations of nickel, the Company has entered into guaranteed sale future contracts with Sempra Metals Ltd. to purchase 306 tons of nickel at USD15,350 per ton for the six-month period ended June 30, 2004. Unrealized gains and losses from the aforementioned future contracts, classified as fair market value hedges, are charged to current operations with resulting rights and obligations being accounted for as assets and liabilities of the Company. For the six-month period ended June 30, 2004, the valuation gain amounted to KRW18 million and the transaction gain and loss resulting from the purchase of nickel future contracts amounted to KRW2,012 million and KRW24 million, respectively. On the other hand, the transaction gain and loss resulting from the sale of future contracts amounted to KRW52 million and KRW5,957 million, respectively. Further, loss on future exchange transaction resulting from the repayment of bank loan amounted to KRW296 million.

21.	Cost of Goods Sold

Cost of goods sold for the three-month periods ended June 30, 2004 and 2003 and six-month periods ended June 30, 2004 and 2003 consists of the following:

	For the three-month		For the six-month period
	period ended June 30		ended June 30
(in millions of Korean Won)	2004	2003	2004	2003
Finished goods at the beginning of the period	165,297	126,131	149,598	162,549
Cost of goods manufactured	3,507,098	2,526,397	6,550,546	4,790,773
Transfer to other accounts	(249,779)	(48,101)	(269,204)	(103,427)
Finished goods at the end of the period	(184,569)	(138,229)	(184,569)	(138,229)

Cost of goods sold for finished goods	3,238,047	2,466,198	6,246,371	4,711,666
Others	112,017	59,540	130,953	111,805

Total	3,350,064	2,525,738	6,377,324	4,823,471

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

22.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended June 30, 2004 and 2003 and six-month periods ended June 30, 2004 and 2003 consist of the following:

	For the three-month		For the six-month periods
	periods ended June 30		ended June 30
(in millions of Korean Won)	2004	2003	2004	2003
Selling expenses	118,217	105,042	240,822	200,788
Fees and charges	19,560	15,928	43,328	33,779
Salaries and wages	16,812	17,201	33,918	32,475
Advertising	6,672	5,617	20,102	17,223
Research and development	9,556	11,311	21,084	20,163
Depreciation	11,074	9,112	21,935	18,188
Rent	10,424	11,660	20,811	22,914
Welfare (Note 30)	14,575	14,076	24,687	22,562
Provision for severance benefits	3,979	2,555	7,128	5,029
Supplies	1,119	885	3,863	2,507
Travel	2,584	2,242	4,868	4,224
Training	2,437	2,448	4,186	4,705
Repairs	5,454	3,037	7,114	4,602
Communications	1,330	1,114	2,603	2,253
Vehicle expenses	874	853	1,745	1,821
Taxes and public dues	622	586	1,366	2,226
Entertainment	688	537	1,149	1,008
Subscriptions and printing	448	420	847	711
Utilities	240	263	460	510
Insurance	125	95	257	203
Others	(6,345)	11,809	4,022	7,729

	220,445	216,791	466,295	405,619

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

23.	Donations

Donations contributed by the Company for the three-month periods ended June 30, 2004 and 2003 and six-month periods ended June 30, 2004 and 2003 consist of the following:

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30
(in millions of Korean Won)	2004	2003	2004	2003
POSCO Educational Foundation	10,000	—	20,000	19,400
Employee benefit welfare	—	—	58,000	43,100
Others	1,358	562	4,049	1,981

	11,358	562	82,049	64,481

24.	Income Taxes

The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004 and 2003, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Income tax expense for the six-month periods ended June 30, 2004 and 2003 consists of the following:

(in millions of Korean Won)	2004	2003
Current income taxes	662,041	397,396
Deferred income taxes	(35,152)	(38,845)

	626,889	358,551

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the six-month periods ended June 30, 2004 and 2003:

(in millions of Korean Won)	2004	2003
Net income before income tax expense	2,261,350	1,377,219
Statutory tax rate (%)	29.7	29.7

Income tax expense computed at statutory rate	671,621	409,034
Tax credit	(56,550)	(50,744)
Others, net	11,818	261

Income tax expense	626,889	358,551

Effective rate (%)	27.72	26.03

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Components of deferred income taxes as of June 30, 2004 and December 31, 2003 are as follows:

	Beginning balance		Ending balance
	(as of December 31,	Increase	(as of June 30,
(in millions of Korean Won)	2003)	(decrease)	2004)
Reserve for special repairs	(140,267)	1,436	(138,831)
Current assets	116,057	(8,597)	107,460
Allowance for doubtful accounts	64,419	(618)	63,801
Reserve for technology developments	(245,667)	(5,500)	(251,167)
Others	90,804	48,375	139,179

Net deferred income tax assets (liabilities)	(114,654)	35,096	(79,558)

25.	Earnings Per Share

Basic earnings per share is computed by dividing net income, by the weighted-average number of common shares outstanding during the period.

	Number of shares	Number of shares in	Number of days	Weighted number of
Period	issued	treasury stock	outstanding	shares
Jan. 1, 2004 ~ March 31, 2004	88,966,155	(8,258,210)	91	7,344,422,995
April 1, 2004 ~ June 30, 2004	88,966,155	(8,258,210)	91	7,344,422,995

				14,688,845,990

Period	Weighted average number of common shares
For the three-month period ended June 30, 2004	7,344,422,995 ÷ 91 = 80,707,945 shares
For the six-month period ended June 30, 2004	14,688,845,990 ÷ 182 = 80,707,945 shares

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Earnings per share and diluted earnings per share for the six-month periods ended June 30, 2004 and 2003 and for the year ended December 31, 2003 are calculated as follows:

	For the three-month		For the three-month		For the six-month
	period ended		period ended		period ended
(in millions of Korean Won, except for per share amounts)	March 31, 2004		June 30, 2004		June 30, 2004
Net income	KRW	719,921	KRW	914,539	KRW	1,634,460
Weighted-average number of common shares outstanding		80,707,945		80,707,945		80,707,945
Earnings per share	KRW	8,920	KRW	11,331	KRW	20,252

	For the three-month		For the six-month		For the year
	period ended		period ended		ended
(in millions of Korean Won, except for per share amounts)	June 30, 2003		June 30, 2003		December 31, 2003
Net income	KRW	549,995	KRW	1,018,668	KRW	1,980,572
Weighted-average number of common shares outstanding		81,648,519		81,662,552		81,483,634
Earnings per share	KRW	6,736	KRW	12,474	KRW	24,306

Diluted earnings per share

Diluted earnings per share for the six-month periods ended June 30, 2004 and 2003 are the same as basic earnings per share, since there is no dilutive effect resulting from the stock appreciation rights for the six-month periods ended June 30, 2004 and 2003.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

26.	Foreign Currency Translation

	2004				2003
(in millions of Korean won and in foreign currencies)	Foreign currency		Won equivalent		Foreign currency		Won equivalent
Assets:
Cash and cash equivalents(*)	US$	41,805,289	KRW	48,181	US$	79,402,068	KRW	95,107
	JPY	19,110,000,000		203,336	JPY	17,090,000,000		191,340
Trade accounts and notes receivable	US$	120,905,954		139,344	US$	91,891,676		110,068
	JPY	1,852,381,388		19,710	JPY	1,665,387,380		18,646
	EUR	391,994		546	EUR	2,407,553		3,618
Other receivables	US$	3,192,339		3,679	US$	822,911		986
	JPY	226,148,606		2,406	JPY	4,608,464		52
Held-to-maturity securities (**)	US$	4,000,000		4,631	US$	10,482,213		12,559
Guarantee deposits	US$	241,841		279	US$	433,280		519

			KRW	422,112			KRW	432,895

Liabilities:
Trade accounts and notes payable	US$	194,486,826	KRW	224,147	US$	69,672,398	KRW	83,454
	JPY	1,110,932,168		11,821	JPY	562,235,098		6,295
	EUR	638,461		890	EUR	733,545		1,102
Other accounts payable	US$	64,810,227		7,469	US$	329,839		395
	JPY	101,632,229		1,081	JPY	25,743,707		288
Accrued expenses	US$	182,242,016		210,034	US$	111,566,589		133,634
Debentures (**)	US$	640,605,000		738,298	US$	640,605,000		767,316
	JPY	81,622,000,000		868,483	JPY	81,622,000,000		913,840
Foreign currency borrowings	JPY	1,608,000,000		17,109	JPY	2,268,000,000		25,392
Loans from foreign financial institutions	US$	25,574,573		29,475	US$	183,032,109		219,236
	JPY	—		—	JPY	942,165,425		10,548
	EUR	27,379,779		38,158	EUR	29,357,589		44,113

			KRW	2,146,965			KRW	2,205,613

(*) Includes short-term financial instruments.

(**) Presented at face value.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

27.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with related companies for the six-month periods ended June 30, 2004 and 2003, and the related account balances as of June 30, 2004 and December 31, 2003, are as follows:

(in millions of Korean Won)	Sales and others (*)		Purchases and others (*)		Receivables (**)		Payables (**)
Company	2004	2003	2004	2003	2004	2003	2004	2003
POSCO E&C	3,613	2,510	309,845	189,779	1,104	247	60,117	29,888
Posteel Co., Ltd.	405,913	518,433	30,810	14,518	59,392	46,543	1,025	5
POSCON Co., Ltd.	84	19	86,067	63,729	—	3	14,760	20,297
Pohang Steel Co., Ltd.	126,062	125,625	324	511	25,695	23,613	7	169
POSCO Machinery & Engineering Co., Ltd.	12	9	52,173	41,753	1	6	10,498	13,858
POSDATA Co., Ltd.	461	420	103,174	97,146	3	1	29,553	28,370
POSCO Research Institute	—	—	2,995	3,509	—	—	112	4,006
Seung Kwang Co., Ltd.	—	—	20	53	583	477	1	1
POS-AC Co., Ltd.	247	218	9,022	4,876	1	—	1,050	330
Changwon Specialty Steel Co., Ltd.	3	49	38,697	28,330	—	65	11,469	7,580
POSCO Machinery Co., Ltd.	71	13	44,873	38,852	1	2	8,352	10,477
POSREC	97	51	83,003	73,460	51	5	18,602	17,263
POSTECH Venture Capital Co., Ltd.	29	27	—	—	—	—	48	—
The Seoul Shinmun Co., Ltd.	—	—	—	155	—	—	—	—
eNtoB Corporation	—	—	54,606	27,858	—	—	5,806	3,029
POSAM	12,397	—	—	105	—	—	—	—
POSA	—	—	26,935	21,928	18	17	3,636	4,618
POSCAN	—	—	26,374	14,884	16	17	—	4,074
POA	270,247	179,372	77,715	41,887	22,918	6,492	1,755	5,605
PIO	201,028	96,208	13,840	3,860	9,354	5,153	512	111
VPS	—	—	—	—	11	—	—	—
DALIAN POSCO — CFM Coated Steel Co., Ltd.	15,794	5,036	—	—	2,948	87	—	—
POS-Tianjin Coil Center Co., Ltd.	—	280	—	—	—	—	—	—
Zhanjiagang Pohang Coated Steel Co., Ltd.	373,413	89,480	—	—	8,797	10,770	—	—
SHUNDE Pohang Coated Steel Co., Ltd.	14,354	220	—	—	1,195	4	—	—
POS-THAI Service Steel Center Co., Ltd.	—	190	—	—	—	—	—	—
POSINVEST	—	—	—	224	—	—	—	—
KOBRASCO	—	—	44,350	36,082	—	—	—	6,145
POSCHROME	—	—	26,133	14,598	—	—	—	—
POSMMIT	2,877	—	—	—	—	—	—	—
PT POSMI Steel Indonesia (POSMI)	5	—	—	—	—	—	—	—
POSVINA	5,735	—	—	—	—	—	—	—
UPI	178,273	121,523	—	—	—	—	—	—
MIDAS IT	—	—	—	47	—	—	—	—
POSCO-China Holding Corp.	190	—	4,442	—	—	—	—	—

	1,610,905	1,139,683	1,035,398	718,144	132,088	93,502	167,303	155,826

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

(*)	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

(**)	Receivables include trade accounts and other accounts receivable; payables include trade accounts and other accounts payable.

As of June 30, 2004 and December 31, 2003, the Company provided payment guarantees for affiliated companies and others amounting to KRW167,186 million and KRW176,800 million, respectively (Note 15).

28.	Segment and Regional Information

The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea.

General information on the operations of both plants as of June 30, 2004 are as follows:

	Pohang Mill	Gwangyang Mill
Regional Major Products -
Major Facilities:
Hot Roll	HR, HR Sheet	HR coil
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Half-finished goods	Slab, Bloom	Slab
Major Facilities:
Furnaces	1 ~ 4 furnaces, F furnace, COREX	1 ~ 5 furnaces
Steel manufacturing	1 ~ 2 steel manufacturing	1 ~ 2 steel manufacturing
Hot Roll	1 ~ 2 HR	1 ~ 3 HR, Mini mill
Cold Roll	1 ~ 2 CR	1 ~ 4 CR
Others	HR, Steel plate, STS and others	—
Number of employees	9,316 persons	7,156 persons

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Regional financial status and operating results as of June 30, 2004 and December 31, 2003 and for the six-month periods ended June 30, 2004 and 2003 are as follows:

(in millions of Korean Won)
2004	Pohang	Gwangyang	Others	Total
Sales: (*)	5,000,687	4,015,693	23,020	9,039,400
Domestic sales	3,629,205	2,584,564	23,020	6,236,789
Export	1,371,482	1,431,129	—	2,802,611
Property, plant and equipment (**)	4,503,085	4,081,794	107,913	8,692,792
Intangible assets (**)	241,679	105,644	—	347,323

Total	4,744,764	4,187,438	107,913	9,040,115

Depreciation and amortization(***)	351,787	379,527	572	731,886

(in millions of Korean Won)
2003	Pohang	Gwangyang	Others	Total
Sales: (*)	3,502,476	3,261,603	23,867	6,787,946
Domestic sales	2,908,416	2,083,110	23,867	5,015,393
Export	594,060	1,178,493	—	1,772,553
Property, plant and equipment (**)	4,455,295	4,135,757	114,140	8,705,192
Intangible assets (**)	231,035	119,339	—	350,374

Total	4,686,330	4,255,096	114,140	9,055,566

Depreciation and amortization (***)	341,063	372,761	386	714,210

(*)	No inter-plant transactions between the two plants.

(**)	Presented at book value.

(***)	Includes depreciation expenses on assets not in use.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Regional financial status and operating results as of June 30, 2004 and December 31, 2003 and for the three-month periods ended June 30, 2004 and 2003 are as follows:

(in millions of Korean Won)
2004	Pohang	Gwangyang	Others	Total
Sales: (*)	2,563,600	2,179,517	11,620	4,754,737
Domestic sales	1,871,493	1,427,635	11,620	3,310,748
Export	692,107	751,882	—	1,443,989
Property, plant and equipment (**)	4,503,085	4,081,794	107,913	8,692,792
Intangible assets (**)	241,679	105,644	—	347,323

Total	4,744,764	4,187,438	107,913	9,040,115

Depreciation and amortization (***)	176,742	192,530	282	369,554

(in millions of Korean Won)
2003	Pohang	Gwangyang	Others	Total
Sales: (*)	1,823,493	1,691,307	12,027	3,526,827
Domestic sales	1,502,874	1,092,976	12,027	2,607,877
Export	320,619	598,331	—	918,950
Property, plant and equipment (**)	4,455,295	4,135,757	114,140	8,705,192
Intangible assets (**)	231,035	119,339	—	350,374

Total	4,686,330	4,255,096	114,140	9,055,566

Depreciation and amortization (***)	180,866	189,304	(170)	370,000

(*)	No inter-plant transactions between the two plants.

(**)	Presented at book value.

(***)	Includes depreciation expenses on assets not in use.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2004 and 2003, and December 31, 2003
(Unaudited)

29.	Professional Staff Development Costs

The Company’s expenditure on education and training fees in relation to the development of professional personnel are as follows:

	For the three-month periods		For the six-month periods
	ended June 30		ended June 30
(in millions of Korean Won)	2004	2003	2004	2003
Fees for studying abroad	300	1,238	418	3,067
Fees for education consigned outside of company premises	773	610	1,540	1,130
Tutorial fees	945	693	1,354	1,165
Others	2,542	1,959	4,780	3,597

	4,560	4,500	8,092	8,959

30.	Employees’ Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as restaurant facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence, and gymnasium facilities, among others. Employee benefits paid by the Company amounted to KRW224,948 million and KRW210,882 million for the six-month periods ended June 30, 2004 and 2003, respectively.

31.	Subsequent Events

The Company decided to retire 1,779,320 shares of treasury stock and declared interim dividends amounting to KRW121,062 million, which is scheduled to be approved by the Board of Directors on July 23, 2004. The retirement of treasury stock will be accounted for as a reduction in retained earnings. In addition and in accordance with the basic law for labour’s welfare, the Company decided to sell 1,557,211 shares of its treasury stock to the association of employee stock ownership on July 26, 2004, which is scheduled to be approved by the Board of Directors also on July 23, 2004. The difference between the fair value and the proceeds from the sale of its treasury stock will be recognized as welfare expenses. Also, the Company received liquidation dividends from POSVEN, a subsidiary under going the liquidation process, amounting to KRW66 billion on July 14, 2004.

32.	Reclassification of June 30, 2003 and December 31, 2003 financial statement presentation

Certain amounts in June 30, 2003 and December 31, 2003 financial statements have been reclassified to conform to June 30, 2004 presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.